   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 1996.
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              DELTEK SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               VIRGINIA                                7371                               54-1252625
   (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)         CODE CLASSIFICATION NUMBER)               IDENTIFICATION NO.)

                            ------------------------

                             8280 GREENSBORO DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-8606
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               KENNETH E. DELASKI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              DELTEK SYSTEMS, INC.
                             8280 GREENSBORO DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-8606
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

       DENNIS C. SULLIVAN, ESQ.               ROBERT E. GREGG, ESQ.               THOMAS A. BEVILACQUA, ESQ.
     CHRISTOPHER J. HURLEY, ESQ.           BENTON BURROUGHS, JR., ESQ.               NORA L. GIBSON. ESQ.
     GRAY CARY WARE & FREIDENRICH              HAZEL & THOMAS, P.C.            BROBECK, PHLEGER & HARRISON, LLP
      A PROFESSIONAL CORPORATION             3110 FAIRVIEW PARK DRIVE               TWO EMBARCADERO PLAZA
         400 HAMILTON AVENUE                        SUITE 1400                          2200 GENG ROAD
         PALO ALTO, CA 94301                  FALLS CHURCH, VA 22042                 PALO ALTO, CA 94303
            (415) 328-6561                        (703) 641-4200                        (415) 424-0160

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED
                                                                MAXIMUM         PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF            AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
     SECURITIES TO BE REGISTERED         REGISTERED(1)        PER UNIT(2)           PRICE(2)        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock (.001 par value).........   3,335,000 shares        $13.00           $43,355,000           $13,138

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes 435,000 shares issuable upon exercise of an option granted by certain of the Selling Shareholders to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 19, 1996

                                2,900,000 SHARES

                              DELTEK SYSTEMS, INC.
                                  COMMON STOCK

     Of the 2,900,000 shares of Common Stock offered hereby, 1,700,000 are being sold by Deltek Systems, Inc. ("Deltek" or the "Company") and 1,200,000 are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "DLTK."

     SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE
                   CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

                                                                              Proceeds to
                                  Price to     Underwriting    Proceeds to      Selling
                                   Public       Discount(1)    Company(2)   Shareholders(2)
-------------------------------------------------------------------------------------------
Per Share......................        $             $              $              $
Total (3)......................       $             $              $              $

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $625,000 and expenses payable by the Selling Shareholders estimated at $25,000.

(3) Certain of the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 435,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters
    exercise this option in full, the Price to Public will total $           ,
    the Underwriting Discount will total $        and the Proceeds to the
    Selling Shareholders will total $           . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of
Montgomery Securities on or about                 , 1997.
                            ------------------------

MONTGOMERY SECURITIES                                    WILLIAM BLAIR & COMPANY

                                       , 1997

                             [ARTWORK TO BE ADDED]

                            ------------------------

     Deltek, Costpoint and Allegro are registered trademarks of the Company, and Electronic Timesheet and Web E.T. are trademarks of the Company. This Prospectus also contains trade names and trademarks of other companies that are the property of their respective holders.
                            ------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE
COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[A schematic diagram, accompanied by the Company's logo and entitled "Software Solutions for Project-Oriented Businesses," will be provided on the first two pages of a tri-fold on the inside front cover that contains icons graphically illustrating eight representative project-oriented business (engineering and environmental firms, research and development organizations, not-for-profit organizations, make-to-order manufacturers, systems integrators, professional service providers, construction companies and technical service providers) surrounding the names of the Company's products. The following text will accompany the diagram:

       Since 1983, Deltek Systems has been helping project-oriented organizations manager their unique business requirements through its family of enterprise-level software products: System 1, Costpoint, Electronic Timesheet and Allegro. Deltek's products address the core needs of project-orineted businesses and allow these organizations to manage financial and project accounting, compute costs and revenue on a project-by-project basis; submit accurate and detailed bills, comply with complex industry-specific and regulatory requirements, administer employee time collection, labor costing and payroll, automate materials management functions and empower their managers with timely and pertinent information. Deltek also provides a full range of consulting and maintenance services to assist its customers with system implementation and integration and to provide training and ongoing support for the Company's software products.

On the third page of the tri-fold on the inside front cover, a schematic diagram, accompanied by the registered trademark for the Company's Costpoint software product, will be provided that graphically illustrates the product's five major groups of modules (project accounting; human resources and payroll administration; reporting tools; materials management; and financial accounting). The following text will accompany the diagram:

       Costpoint, the Company's current flagship product, is a client/server-based, enterprise-level business software system, consisting of over 25 integrated module applications which span financial accounting, project accounting, human resources and payroll administration, materials management and reporting tools. Costpoint is designed to meeting the specialized needs of project-oriented businesses, including project costing, indirect cost allocation, revenue recognition, project budgeting and project reporting. Costpoint combines these capabilities with applications in other business system areas that are designed for the special needs of project-oriented businesses.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) gives effect to a three-for-one stock split of the Company's Common Stock effected by means of a stock dividend in December 1996 and (ii) assumes that the Underwriters' over-allotment option is not exercised. The discussion in this Prospectus contains forward-looking statements which include risks and uncertainties. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     Deltek designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to more effectively manage, operate and grow their operations. Deltek's products address the enterprise-level needs of project-oriented businesses and allow these organizations to manage financial and project accounting, compute costs and revenues on a project-by-project basis, submit accurate and detailed bills, comply with complex industry-specific and regulatory requirements, administer employee time collection, labor costing and payroll, automate materials management functions, and empower their managers with timely and pertinent information. Deltek also provides a full range of consulting and maintenance services to assist its customers with system implementation and integration and to provide training and ongoing support for the Company's software products.

     The increasingly competitive business environment has created pressure for business organizations to better utilize information technologies to improve their efficiency, reduce their costs and provide their employees and management with more timely and pertinent information. As a result, many organizations are implementing a new generation of enterprise-level business systems, based on open, client/server architectures, to automate their operations, including finance, accounting, manufacturing and human resource management functions. Most client/server enterprise-level business systems are general purpose and fail to address many of the specific requirements of businesses engaged primarily in providing goods and services to customers under project-specific contracts and engagements. These project-oriented businesses include a wide variety of professional and technical service providers, including engineering and environmental firms, research and development firms and contract service organizations, as well as not-for-profit organizations, make-to-order manufacturers and construction companies. Many of these project-oriented businesses provide goods and services under government contracts.

     Deltek's family of software products consists of Costpoint, the Company's advanced client/server, enterprise-level business software system designed for project-oriented organizations; System 1, a DOS-based accounting and management system designed primarily for organizations providing goods and services under contracts with the federal government; Electronic Timesheet, an employee timekeeping system; and Allegro, a project and resource management tool. These products include modules spanning financial accounting, project accounting and management, human resources and payroll administration, time and labor collection, materials management and reporting tools. Application modules within each Deltek product are integrated and utilize a common user interface and database structure, allowing project-oriented organizations to configure and implement a fully-integrated system solution.

     An integral part of Deltek's solution is to provide superior services and support directly to its customers. The Company believes that its implementation expertise, together with its focus on the unique requirements of project-oriented organizations, result in a faster and more cost-effective system implementation than is typically achieved by companies which choose to adapt general-purpose business systems to the needs of their project-oriented organizations. After a customer's implementation is completed, Deltek provides ongoing support services to assist the customer in maintaining and updating its system, training its employees and adding functionality as the customer's business grows and its requirements change.

     Deltek sells its products and services through its direct sales force. Since its inception, the Company has installed more than 1,900 systems for a wide range of project-oriented organizations of all sizes, predominantly in the United States. Deltek's customers include Bell Atlantic, Coopers & Lybrand, LLP, Federal Integrated Systems, Inc., Lockheed Martin Corp., Northrup Grumman Corp., Raytheon Service Co., Inc. and Research Triangle Institute, Inc.

     Deltek's objective is to strengthen its position as a leading supplier of enterprise-level software systems for project-oriented organizations. Deltek intends to continue to differentiate itself from providers of general-purpose business application software by focusing exclusively on providing cost-effective solutions that meet the unique and changing demands of project-oriented businesses. Key elements of Deltek's strategy include targeting additional project-oriented markets and leveraging its large installed customer base to generate additional licensing and consulting revenues as these companies grow and their requirements change.

     Deltek was incorporated in Virginia in 1983. Deltek's executive offices are located at 8280 Greensboro Drive, McLean, Virginia 22102, and its telephone number at that address is (703) 734-8606.

                                  THE OFFERING

Common Stock offered by:
  The Company............................................  1,700,000 shares
  Selling Shareholders...................................  1,200,000 shares
Common Stock to be outstanding after the offering........  16,862,750 shares(1)
Use of proceeds..........................................  For working capital and other general corporate purposes, including potential acquisitions. See "Use
                                                           of Proceeds."
Proposed Nasdaq National Market symbol...................  DLTK

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                     -----------------------------------------------     -----------------
                                                      1991      1992      1993      1994      1995        1995      1996
                                                     -------   -------   -------   -------   -------     -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues...........................................  $13,805   $17,794   $19,417   $21,356   $26,849     $18,518   $24,371
Operating expenses before non-recurring charges....    8,555    11,735    12,328    13,313    17,176      12,069    17,035
Non-recurring charges..............................       --        --        --        --        --          --     1,261(2)
Income from operations.............................    5,250     6,059     7,089     8,043     9,673       6,449     6,075
Income before state income taxes...................    5,515     6,299     7,331     8,300    10,066       6,744     6,362
Net income.........................................    5,478     6,240     7,280     8,235    10,021       6,710     6,287
PRO FORMA STATEMENT OF OPERATIONS DATA(3):
Income tax provision...............................  $ 2,097   $ 2,395   $ 2,787   $ 3,156   $ 3,827     $ 2,564   $ 2,483
Net income.........................................    3,418     3,904     4,544     5,144     6,239       4,180     3,879
Net income per share(4)............................                                          $  0.40               $  0.25
Weighted average shares outstanding (4)............                                           15,552                15,555

                                                                                               SEPTEMBER 30, 1996
                                                                                            ------------------------
                                                                                                       PRO FORMA AS
                                                                                            ACTUAL     ADJUSTED(5)
                                                                                            -------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities..........................................  $ 4,698      $ 23,045
Working capital...........................................................................    2,785        14,832
Total assets..............................................................................   18,378        36,725
Short-term notes payable to shareholders..................................................       --         4,000
Total shareholders' equity................................................................    7,187        19,234

---------------

(1) Excludes (i) 1,936,500 shares reserved for issuance under the Company's stock option plans, of which 1,036,500 shares were subject to outstanding options as of September 30, 1996, at a weighted average exercise price of $2.65 per share; and (ii) 400,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. See "Management -- Stock Plans" and Note 8 of Notes to Financial Statements.

(2) Represents non-recurring, non-cash charges of $867,000 for stock option compensation and $394,000 for purchased in-process research and development. Exclusive of these charges, income from operations, net income, pro forma net income and pro forma net income per share would have been $7.3 million, $7.5 million, $4.6 million and $0.30, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 8 of Notes to Financial Statements.

(3) For all periods indicated, the Company elected to be treated as an S Corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if the Company had not elected S Corporation status for the periods indicated. See "Prior S Corporation Status" and Note 1 of Notes to Financial Statements.

(4) See Note 1 of Notes to Financial Statements for a description of the computation of weighted average shares outstanding and pro forma net income per share.

(5) Gives pro forma effect to (i) the declaration of a $6.3 million distribution to the Company's current shareholders, representing undistributed previously taxed S Corporation earnings as of September 30, 1996 and (ii) the sale of the 1,700,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and offering expenses). The deferred tax liability that would have been recorded if the Company had terminated its S Corporation status at September 30, 1996 would not have been material. Prior to the closing of this offering, the Company will make a distribution to its current shareholders of the $6.3 million of undistributed previously taxed earnings as of September 30, 1996 and all additional taxable S Corporation earnings generated between October 1, 1996 and the termination of the Company's S Corporation status prior to the closing of this offering, which the Company currently estimates will be approximately $5.7 million. The Company expects to pay approximately $8.0 million of such distribution out of cash flow and to issue short-term notes for the balance of approximately $4.0 million. See "Prior S Corporation Status" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements, and actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including the factors set forth below and elsewhere in this Prospectus.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results. The Company's future operating results will depend upon a number of factors, including the demand for its products, the size and timing of specific sales, the delay or deferral of customer implementations, the level of product and price competition that it encounters, the length of its sales cycles, the successful expansion of its direct sales force and customer support organization, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, the activities of and acquisitions by its competitors, the timing of new hires and its ability to develop and market new products and control costs. The Company's operating results could also be affected by general economic conditions or those within specific geographic areas where its customers do business. In addition, the decision to license and implement an enterprise-level business software system is usually discretionary, involves a significant commitment of customer resources and is subject to delays, and to budget cycles and internal authorization procedures of the Company's customers. The loss or delay of individual orders could have a significant impact on the Company's operating results, particularly on a quarterly basis. Furthermore, while the Company's revenue from license fees is difficult to predict because of the length and variability of the Company's sales cycles, the Company's operating expenses are based on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenue from a limited number of sales could cause significant variations in operating results from quarter to quarter. To the extent such expenses precede, or are not subsequently followed by, anticipated revenues, the Company's operating results could be materially and adversely affected.

     The Company typically grants its customers the right to return its software products for a refund of the license fee during a refund period which is generally 60 to 90 days from the date of the license agreement, although the Company occasionally has provided, and may in the future provide, longer refund periods for larger, more complex Costpoint installations. The Company recognizes license fees from its System 1 and Electronic Timesheet products upon delivery, whereas Costpoint license fees are recognized upon the expiration of the applicable refund period and are recorded as deferred revenue until recognized. Because of its customers' refund rights and the varying length of applicable refund periods, deferred revenue at the end of a quarter does not necessarily reflect revenue which the Company will recognize in the succeeding quarter.

     Over the last several years, the Company has experienced seasonal variations in its operating results, partly due to customers' desire to have their systems operational at the beginning of a calendar year. Accordingly, these customers typically order their systems in the middle of the preceding year in order to allow adequate time for implementation, resulting in a seasonably high level of revenue being recognized in the fourth quarter upon the expiration of refund periods.

     As a result of these and other factors, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON COSTPOINT PRODUCT LINE; PRODUCT MIGRATION

     Prior to 1995, substantially all of the Company's revenues were derived from licenses of its DOS-based System 1 business software products and from services related to the implementation, support and maintenance of System 1. In June 1995, the Company introduced its Costpoint client/server-based, enterprise-level business software. In 1995, the Company derived 26.6% of its total revenues from licenses of Costpoint software and services related to the implementation, support and maintenance of Costpoint systems. For the nine months ended September 30, 1996, Costpoint-related license fees and service revenue accounted for 42.6% of total revenues. The Company expects its Costpoint product line to account for an increasingly significant percentage of the Company's future revenues. In addition, the Company is dependent upon the continued satisfaction of its existing customers and the acceptance of Costpoint by future customers in order to establish and maintain relationships that will result in ongoing revenue from support and maintenance services and the licensing of additional products and upgrades. Accordingly, factors adversely affecting the pricing of or the demand for Costpoint, such as the success of competitive products or technological change, or the Company's inability to continue to enhance the Costpoint product line to meet the evolving needs of its customers, would have a material adverse effect on the Company's business, operating results and financial condition.

     An important element of the Company's strategy is to license Costpoint to existing System 1 users as those customers reengineer their information systems and migrate to new client/server business software solutions. As of September 30, 1996, approximately 40 of the Company's former System 1 customers, representing approximately 3% of the installed base of System 1 users, had migrated to or were in the process of migrating to Costpoint systems. There can be no assurance that a significant percentage of current System 1 customers will migrate to Costpoint. In particular, smaller System 1 customers are less likely to migrate to Costpoint because the cost of migrating to a client/server environment is high relative to their size and because in many cases System 1 adequately meets their present needs. If a significant number of the Company's current System 1 customers elect not to migrate to Costpoint, or purchase competitive products or encounter problems in implementing Costpoint systems, the Company's business, operating results and financial condition would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Industry Background," "-- Strategy" and "-- Products."

COMPETITION

     The business application software market, including the market for client/server-based business software systems, is intensely competitive and rapidly changing. The Company's products are targeted toward a wide range of project-oriented organizations, and the competition that the Company encounters varies depending upon the customer's size, industry and specific system requirements. For larger Costpoint implementations, the Company's principal competitors include Oracle Systems Corporation ("Oracle"), PeopleSoft, Inc. ("PeopleSoft") and SAP America, Inc. ("SAP"). For smaller and medium-size Costpoint and System 1 implementations, the Company's principal competitors include Great Plains Software, Harper and Shuman, Inc., Maxwell Business Systems, Inc., Platinum Software Corporation, Solomon Software, State of the Art, Inc. and Timberline Software Corporation, some of which offer industry-specific products. Electronic Timesheet competes with electronic timekeeping systems offered by vendors including TIMESLIPS Corporation and Kronos, Inc. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

     Many of the Company's competitors have significantly greater financial, technical, marketing and other resources than the Company. In addition, certain competitors, particularly Oracle, PeopleSoft and SAP, have well-established relationships with the Company's current and prospective customers and with major accounting and consulting firms that may have an incentive to recommend such competitors over the Company. Further, because the Company's products run on relational database management systems ("RDBMS"), and Oracle has the largest share of the RDBMS software market, Oracle may have a competitive advantage in selling its application products to its installed RDBMS customer base. Furthermore, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company. In addition, as the Company attempts to penetrate other strategic vertical markets, it will likely encounter competitors with substantially more experience in those markets.

     There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing or new competitors. In addition, increased competition may result in price reductions, reduced margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Competition."

LENGTHY SALES CYCLES

     The licensing and implementation of the Company's business software products is often a decision with significant enterprise-wide implications involving a substantial commitment of the customer's management attention and resources. The period between initial customer contact and the customer's purchase commitment typically ranges from 3 to 18 months. Accordingly, the Company's sales process is subject to delays associated with a lengthy evaluation and approval process that typically accompanies major initiatives or capital expenditures, including delays over which the Company has little or no control. The loss of individual orders due to the lengthy sales and evaluation cycle, or delays in the sale of even a limited number of systems could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis. See "Business -- Sales and Marketing."

DEPENDENCE ON DIRECT SALES AND SUPPORT ORGANIZATIONS

     To date, the Company has sold its products exclusively through its direct sales force and has supported its customers with its internal staff of system consultants and technical support and maintenance personnel. The Company intends to continue to differentiate itself from its competitors by relying, principally, on its direct sales and support model. The Company's ability to achieve significant revenue growth in the future will, therefore, depend in large part on its success in recruiting, training and retaining additional direct sales, technical and support personnel. Although the Company is currently investing, and plans to continue to invest, significant resources to expand its direct sales force and its technical and customer support staff, the Company has at times experienced difficulties in recruiting qualified personnel. There can be no assurance that the Company will be successful in expanding its direct sales and support organizations as needed to achieve future revenue growth, and its failure to do so would have a material adverse effect on the Company's business, operating results and financial condition. In the future, the Company may seek to develop third-party distribution channels and use third-party consultants to provide consulting and support services. There can be no assurance that the Company would be successful in establishing such third party arrangements, that any such expansion of the Company's sales and support capabilities would result in increased revenues, or that the resulting reduction in the Company's direct involvement with its customers would not adversely affect its competitive position. See "Business -- Sales and Marketing" and "-- Competition."

DEPENDENCE UPON ORGANIZATIONS WITH FEDERAL GOVERNMENT CONTRACTS

     Most of the Company's current customers are organizations that provide a portion of their goods and services under federal government contracts. The Company believes that, at least in the near term, such organizations will continue to represent a large percentage of its customers and account for a large percentage of its revenues. While such organizations are subject to the same general economic conditions as other businesses, demand for their products and services also is dependent upon the availability of funds appropriated therefor. Budget reductions or reallocations could result in such organizations downsizing, consolidating or liquidating, which, in turn could result in lost revenue from the Company's existing customers and adversely affect the Company's ability to add new customers in this market.

UNCERTAINTY OF EXPANSION INTO NEW MARKETS

     As a part of its strategy, the Company is broadening its product and marketing focus beyond its traditional base of customers providing goods and services under government contracts. For example, the Company has targeted professional and technical service providers, including engineering and environmental firms, research and development firms and contract service organizations, as well as not-for-profit organizations and make-to-order manufacturers, and intends to target additional project-oriented markets such as architectural and design firms, construction companies, governmental agencies and organizations managing large internal projects. The Company believes that its future success is dependent, in part, on its ability to successfully penetrate new project-oriented markets. The Company's success in generating sales in these markets will depend upon its ability to educate potential customers about the benefits of the Company's project-oriented business solutions. The Company's limited resources may restrict its ability to track developments in these diverse markets and to effectively pursue marketing activities in multiple markets simultaneously. There can be no assurance that the Company's products will be widely accepted in these new markets. The inability of the Company to successfully expand the markets for its products could have a material adverse effect on its business, operating results and financial condition. See "Business -- Strategy" and "-- Sales and Marketing."

LACK OF LONG-TERM SUPPORT AND MAINTENANCE AGREEMENTS

     The Company derives a substantial portion of its revenues from ongoing support and maintenance services, particularly from its System 1 customers. These services are billed in advance on a quarterly basis. Historically, a high percentage of the Company's customers have chosen to renew their support and maintenance program by continuing to pay for such services from quarter to quarter. However, there can be no assurance that any customer will continue to pay its quarterly support and maintenance fees, and the failure of a significant number of customers to do so would have a material adverse affect on the Company's business, operating results and financial condition. See
"Business -- Customer Service and Support."

DIFFICULTY IN FORECASTING DEMAND FOR CONSULTING SERVICES

     The Company also derives a substantial portion of its revenues from consulting services. Initial consulting services are typically performed in connection with a customer's implementation of a new Deltek system. Ongoing consulting services are performed, on a project-by-project basis, as the Company's customers grow and their requirements change. The nature, extent and duration of consulting services required in connection with system implementations and the amount of customers' post-implementation consulting needs vary widely from customer to customer and are difficult to predict. Furthermore, none of these services are provided under long-term contracts. As a result, it is difficult for the Company to forecast accurately the demands for its consulting services in order to have available an appropriate number of qualified and trained personnel. The Company's failure to hire and train an adequate number of consulting personnel could result in customer dissatisfaction and the loss of potential revenues. On the other hand, excess staffing could result in disproportionately high personnel expenses which could have a material adverse affect on the Company's business, operating results and financial condition. See "Business -- Customer Service and Support."

RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH NEW PRODUCT DEVELOPMENT

     The business application software market is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The Company introduced Costpoint in June 1995, and Costpoint currently represents more than half of the Company's license fee revenues. Despite the recent growth in license fees and service revenues from the Costpoint product line, there can be no assurance that the market for client/server-based software will not be adversely affected by changing technologies. The Company allocates resources for research and development projects based on planned product introductions and enhancements; however, actual expenditures may significantly differ from amounts allocated. Inherent in the product development process are a number of risks. The development of new, technologically advanced software products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns and to ensure that new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. The Company has experienced, and may in the future experience, delays in the introduction of its products, due to factors internal and external to the Company. Any future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's business, operating results and financial condition. See "Business -- Product Development."

PRODUCT AND SERVICE ERRORS; POTENTIAL LIABILITY

     Software products as complex as those offered by the Company typically contain undetected errors or failures when first introduced or as new versions are released. Testing of the Company's products is particularly challenging because it is difficult to simulate the wide variety of computing environments in which the Company's customers may deploy these products. Accordingly, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which, in turn, could have a material adverse effect upon the Company's business, operating results and financial condition. Although the Company has not experienced any material product liability claims to date, the sale and support of software products by the Company entails the risk of such claims. In addition, the failure to perform services to a client's expectations may result in the Company not being paid for services rendered, may damage the Company's reputation and may result in a claim being brought against the Company. The Company maintains errors and omissions insurance; however, a successful claim for product or service liability brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

DEPENDENCE ON KEY EMPLOYEES

     The Company's success will depend in part on the continued services of its key employees. The Company does not have employment agreements with any of its key employees and does not maintain any key person life insurance. The loss of services of one or more of the Company's key employees could have a material adverse effect on the Company's business, operating results and financial condition. In addition, if one or more key employees were to join a competitor or form a competing company, the loss of such employee(s) and any resulting loss of existing or potential business to any such competitor could have a material adverse effect on the Company's business, operating results and financial condition. In the event of the loss of any such employee(s), there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of the Company's or its customers' technical knowledge, practices or procedures by such employee(s), or that such disclosure or use would not have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

MANAGEMENT OF GROWTH

     The Company is currently experiencing growth and expansion, which has placed, and will continue to place, a strain on its administrative, operational and financial resources and increased demands on its systems and controls. This growth has resulted in a continuing increase in the level of responsibility for the Company's management personnel. The Company anticipates that its continued growth will require it to recruit, hire, train and retain a substantial number of new engineering, managerial, sales and marketing personnel. The Company's ability to manage its growth successfully will also require the Company to continue to expand and improve its operational, management and financial systems and controls on a timely basis. If the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition will be materially and adversely affected. See "Management."

RELIANCE ON THIRD-PARTY SOFTWARE

     The Company licenses from third parties certain software development tools that the Company utilizes in the development of its products and certain application software that the Company incorporates into its products. Third parties also license to the Company or its customers certain relational database software used in conjunction with the Company's products. Accordingly, the Company is dependent upon such third parties' abilities to deliver quality products, to correct errors, to support their current products, to develop new and enhanced products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. Should these third-party development tools or software products become unavailable, or should their developers fail to adequately support or enhance them, the Company would be required to rewrite its products using different development tools or replace the functionality provided by the third-party software currently used in and licensed with its products. Although the Company believes that other development tools and application and database software with comparable functionality are currently available from other third parties, there can be no assurance that replacement products could be obtained when needed. In addition, there can be no assurance that the Company could successfully rewrite its products using different development tools or that it would not encounter substantial delays in doing so. The inability to rewrite its products using different development tools on a timely and cost-effective basis or the loss of, or any significant delay in the replacement of, the functionality provided by the third-party software could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Products,"
"-- Proprietary Rights and Licenses" and "-- Product Development."

PROPRIETARY RIGHTS, RISKS OF INFRINGEMENT

     The Company's success and ability to compete is dependent in part upon its proprietary software. The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect its rights in its software. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy, design around or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Furthermore, the Company has no patents, and existing copyright law affords only limited protection. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

     There are currently no claims pending against the Company relating to the infringement of any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources or cause delays in the delivery or implementation of the Company's products. In addition, such claims could require the Company to discontinue the use of certain software codes or processes, cease the manufacture, use and sale of infringing products, and develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business -- Proprietary Rights and Licenses."

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

     Upon completion of this offering, the Company's principal shareholders, Kenneth E. deLaski, its President and Chief Executive Officer, and Donald deLaski, its Chairman, will, in the aggregate, beneficially own approximately 59.2% of the Company's outstanding shares of Common Stock (55.2% if the Underwriters' overallotment option is exercised in full). As a result, these shareholders, acting together, would be able to control substantially all matters requiring approval by the shareholders of the Company including the election of the Board of Directors and significant corporate transactions. The control by such shareholders could delay or prevent a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Principal and Selling Shareholders."

BROAD MANAGEMENT DISCRETION IN ALLOCATION OF NET PROCEEDS

     The primary purposes of this offering are to obtain additional working capital, to establish a public market for the Company's Common Stock and to facilitate the Company's future access to public equity markets. The Company intends to use the net proceeds of this offering for general corporate purposes, including product development and working capital. The Company may use a portion of the net proceeds of the offering to acquire or invest in businesses, technologies or products complementary to the Company's business. As of the date of this Prospectus, the Company has no other specific plans to use the net proceeds of this offering. Accordingly, the Company will retain broad discretion to allocate the net proceeds of this offering. Pending any such uses, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Use of Proceeds."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this offering. The trading price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the public equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies. These broad market fluctuations, as well as shortfalls in sales or earnings as compared with public market analysts' expectations, changes in such analysts' recommendations or projections and general economic and market conditions, may materially and adversely affect the market price of the Company's Common Stock. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS

     Purchasers of the Common Stock offered hereby will incur immediate, substantial dilution in net tangible book value of $10.87 per share. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution to the new public investors. See "Dilution."

POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

     The Board of Directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of the Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. The Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the shareholders, although the Company has no present plans to adopt any such measures. The Company is also afforded the protections of certain provisions of the Virginia Stock Corporation Act, which could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital
Stock -- Preferred Stock" and "Description of Capital Stock -- Anti-Takeover Effects of Virginia Law and Articles of Incorporation."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Company's Common Stock in the public market after this offering could adversely affect prevailing market prices for the Common Stock. Upon completion of this offering, the Company will have outstanding 16,862,750 shares of Common Stock. Of these shares, the 2,900,000 shares offered hereby will be freely tradeable without restriction in the public market. Taking into account restrictions imposed by the Securities Act of 1933, as amended (the "Securities Act"), rules promulgated by the Securities and Exchange Commission thereunder and "lock-up" agreements between certain shareholders and the Underwriters, (i) approximately 170,250 additional shares will be eligible for immediate sale as of the date of this Prospectus, (ii) approximately 93,000 additional shares will be eligible for sale beginning 90 days after the date of this Prospectus, and (iii) approximately 13,275,000 additional shares will be eligible for sale beginning 180 days after the date of this Prospectus. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. In addition, the Company intends to file registration statements on Form S-8 under the Securities Act approximately 90 days after the date of this Prospectus to register an aggregate of 1,300,000 shares of Common Stock issued or reserved for issuance under its 1996 Stock Option Plan and its 1996 Employee Stock Purchase Plan. See "Shares Eligible for Future Sale."

                           PRIOR S CORPORATION STATUS

     Since 1987, the Company has elected to be treated for federal and certain state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986 (the "Code"). As a result, the Company's earnings for prior tax years and through the day preceding the date of termination of the Company's S Corporation status (the "Termination Date") have been or will be, as the case may be, taxed, with certain exceptions, for federal and certain state income tax purposes directly to the Company's shareholders, rather than to the Company. The Termination Date will occur prior to the date of the closing of this offering. The Company and the current shareholders have entered into an agreement which provides for income taxes attributable to periods prior to the Termination Date to be borne by the current shareholders and for income taxes attributable to periods beginning on and after the Termination Date to be borne by the Company. See "Certain Transactions."

     Shareholder Distributions. Since its election to be treated as an S Corporation, the Company has made quarterly cash distributions to its shareholders. During 1994, 1995 and the nine months ended September 30, 1996, the Company declared cash dividends totalling $7.2 million, $8.0 million and $9.3 million, respectively. Prior to the consummation of this offering, the Company will declare a dividend payable to its current shareholders in the amount of all undistributed taxable S Corporation earnings accruing through the Termination Date (the "S Corporation Distribution"). At September 30, 1996, undistributed previously taxed S Corporation earnings were approximately $6.3 million, and the Company currently estimates that additional taxable S Corporation earnings accruing between October 1, 1996 and the Termination Date will total approximately $5.7 million, resulting in a total S Corporation Distribution of approximately $12.0 million. Prior to the consummation of this offering, the Company expects to pay approximately $8.0 million of the S Corporation Distribution out of cash flow from operations and to issue short-term notes (the "S Corporation Notes") for the balance of approximately $4.0 million to those shareholders entitled to the S Corporation Distribution. The S Corporation Notes will bear interest at the rate of 7% per annum and will be payable on or before December 31, 1997 only out of cash flow from operations generated after the Termination Date. To the extent such cash flow is not adequate to fund such payment, any remaining balance shall be payable thereafter as and when cash flow from operations permit. None of the proceeds from this offering will be used to pay the S Corporation Notes. See "Certain Transactions."

     Accounting Effect. The termination of the Company's S Corporation status on the Termination Date will result in a deferred tax liability which will be recorded as a non-recurring charge. Had the Company terminated its S Corporation status as of September 30, 1996, the deferred tax liability and related charge would not have been material. The amount of the actual deferred tax liability and related charge will depend upon a number of factors, including factors affecting revenues and related accounts receivable and the amounts and timing of payments of various operating expenses. There can be no assurance that the actual amount of the deferred tax liability charge will not be material or that the related charge will not have a material adverse effect on the Company's net income for the first quarter of 1997 or for the full year. See "Use of Proceeds" and Note 1 of Notes to Financial Statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,700,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $18.3 million (assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and offering expenses). The principal purposes of this offering are to obtain additional working capital, establish a public market for the Company's Common Stock and facilitate future access by the Company to public equity markets. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

     The Company intends to use the net proceeds for general corporate purposes, including product development and working capital. The Company may use a portion of the net proceeds to acquire or invest in businesses, technologies or products complementary to the Company's business. The Company has no present understandings, commitments or agreements with respect to any such transaction nor is it currently engaged in any discussions or negotiations with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from the offering in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     As an S Corporation, the Company has historically made substantial cash distributions to its shareholders and intends to make additional distributions to its current shareholders prior to the termination of the Company's S Corporation status. Following the termination of the Company's S Corporation status, the Company intends to repay the S Corporation Notes representing the unpaid portion of the S Corporation Distribution. See "Prior S Corporation Status." Thereafter, the Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The decision whether to pay dividends will be made by the Board of Directors of the Company, from time to time, in light of conditions then existing, including, among other things, the Company's results of operations, financial condition and requirements, business conditions and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1996, the short-term debt and capitalization of the Company on an actual and pro forma basis.

                                                                          SEPTEMBER 30, 1996
                                                                       -------------------------
                                                                                    PRO FORMA
                                                                       ACTUAL     AS ADJUSTED(1)
                                                                       ------     --------------
                                                                            (IN THOUSANDS,
                                                                          EXCEPT SHARE DATA)
Short-term notes payable to shareholders.............................      --        $  4,000
                                                                       ======          ======
Shareholders' equity:
  Preferred Stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 2,000,000 shares authorized, none
     issued and outstanding, pro forma as adjusted...................      --              --
  Common Stock, $0.001 par value per share; 45,000,000 shares authorized, 15,162,750 shares issued and outstanding, actual;
     45,000,000 shares authorized, 16,862,750 shares issued and outstanding, pro forma
     as adjusted(2)..................................................      15              17
  Paid-in capital....................................................   1,936          20,281
  Retained earnings (deficit)........................................   5,758            (542)
  Less unearned compensation(3)......................................     522             522
                                                                       ------          ------
     Total shareholders' equity......................................   7,187          19,234
                                                                       ------          ------
          Total capitalization.......................................  $7,187        $ 19,234
                                                                       ======          ======

---------------

(1) Gives pro forma effect to (i) the declaration of a $6.3 million distribution to the Company's current shareholders, representing undistributed previously taxed S Corporation earnings as of September 30, 1996 and (ii) the sale of the 1,700,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and offering expenses). The deferred tax liability that would have been recorded if the Company had terminated its S Corporation status at September 30, 1996 would not have been material. Prior to the closing of this offering, the Company will make a distribution to its current shareholders of the $6.3 million of undistributed previously taxed earnings as of September 30, 1996 and all additional taxable S Corporation earnings generated between October 1, 1996 and the Termination Date, which the Company currently estimates will be approximately $5.7 million. The Company expects to pay approximately $8.0 million of such distribution out of cash flow and to issue short-term notes for the balance of approximately $4.0 million. See "Prior S Corporation Status" and Note 1 of Notes to Financial Statements.

(2) Excludes (i) 1,936,500 shares reserved for issuance under the Company's stock option plans, of which 1,036,500 shares were subject to outstanding options as of September 30, 1996, at a weighted average exercise price of $2.65 per share; and (ii) 400,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. See "Management -- Stock Plans" and Note 8 of Notes to Financial Statements.

(3) Represents the difference between the exercise price of certain outstanding unvested options and the appraised market value of the underlying stock, which will be recorded as compensation charges, as such options vest through December 31, 1998.

                                    DILUTION

     The net tangible book value of the Company as of September 30, 1996 was $7.1 million, or $0.47 per share of Common Stock. Net tangible book value per share (total tangible assets less total liabilities) is determined by dividing the net tangible book value of the Company by the number of shares of Common Stock outstanding at that date. After giving pro forma effect to (i) the sale of the 1,700,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and offering expenses) and (ii) the declaration of a $6.3 million distribution to the Company's shareholders (representing undistributed previously taxed S Corporation earnings as of September 30, 1996), the pro forma net tangible book value of the Company as of September 30, 1996 would have been $19.1 million, or $1.13 per share, representing an immediate increase in such net tangible book value of $1.08 per share to existing shareholders and an immediate dilution of $10.87 per share to the new public investors. The following table illustrates this per share dilution:

    Assumed initial public offering price per share.......................          $12.00
      Net tangible book value per share as of September 30, 1996..........  $0.47
      Decrease attributable to declaration of a distribution of previously taxed S Corporation earnings as of September 30, 1996............  (0.42)
      Increase in net tangible book value attributable to new public
         investors........................................................   1.08
                                                                            -----
    Pro forma net tangible book value per share after the offering........            1.13
                                                                                    ------
    Dilution per share to new public investors............................          $10.87
                                                                                    ------

     The following table summarizes, on a pro forma basis as of September 30, 1996, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new public investors purchasing shares of Common Stock in this offering (at an assumed initial public offering price of $12.00 per share and before deducting the estimated underwriting discount and offering expenses):

                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                       --------------------    ---------------------    AVERAGE PRICE
                                         NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                       ----------   -------    -----------   -------    -------------
    Existing shareholders(1).........  15,162,750     89.9%    $    95,000      0.5%       $  0.01
    New investors(1).................   1,700,000     10.1      20,400,000     99.5          12.00
                                       ----------    -----     -----------      ---
              Total..................  16,862,750    100.0%    $20,495,000    100.0%
                                       ==========    =====     ===========      ===

---------------

(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 13,962,750 or 82.8% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by the new public investors to 2,900,000 or 17.2% of the total number of shares of Common Stock to be outstanding after the offering. See "Principal and Selling Shareholders."

     The foregoing tables assume no exercise of stock options after September 30, 1996. As of September 30, 1996, there were outstanding options to purchase an aggregate of 1,036,500 shares of Common Stock under the Company's stock option plans, at a weighted average exercise price of $2.65 per share. To the extent these options are exercised, there will be further dilution to the new public investors. See "Capitalization," "Management -- Stock Plans" and Note 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements and the notes thereto included elsewhere herein. The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from audited financial statements not included in this Prospectus. The statement of operations data set forth below with respect to each of the nine month periods ended September 30, 1995 and September 30, 1996 and the balance sheet data as of September 30, 1996 are derived from, and are qualified by reference to, the unaudited financial statements of the Company included elsewhere in this Prospectus. The unaudited financial statements include all normal recurring adjustments that the Company considers necessary for a fair presentation of its financial position and results of operations. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1996, or any other future period. The pro forma statement of operations data set forth below do not purport to be indicative of the results of operations that would have occurred had the termination of the Company's S Corporation status occurred at December 31, 1990. See "Prior S Corporation Status."

                                                                                                           NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                       -----------------------------------------------     -----------------
                                                        1991      1992      1993      1994      1995        1995     1996(1)
                                                       -------   -------   -------   -------   -------     -------   -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees.......................................  $ 6,627   $ 7,176   $ 7,551   $ 7,360   $ 9,720     $ 6,064   $ 8,422
  Services...........................................    6,130     8,820    10,093    12,545    15,154      10,863    14,548
  Third-party equipment and software.................    1,048     1,798     1,773     1,451     1,975       1,591     1,401
                                                       -------   -------   -------   -------   -------     -------   -------
        Total revenues...............................   13,805    17,794    19,417    21,356    26,849      18,518    24,371
                                                       -------   -------   -------   -------   -------     -------   -------
Operating Expenses:
  Cost of software...................................      526       660       665       766       893         584     1,047
  Cost of services...................................    2,924     3,579     3,611     4,171     5,151       3,470     5,995
  Cost of third-party equipment and software.........      795     1,341     1,298     1,054     1,580       1,247     1,147
  Software development...............................    2,248     3,344     3,931     3,877     4,934       3,436     4,658
  Sales and marketing................................    1,104     1,518     1,538     1,852     2,743       1,995     2,467
  General and administrative.........................      958     1,293     1,285     1,593     1,875       1,337     1,721
  Stock option compensation..........................       --        --        --        --        --          --       867
  Purchased in-process research and development......       --        --        --        --        --          --       394
                                                       -------   -------   -------   -------   -------     -------   -------
        Total operating expenses.....................    8,555    11,735    12,328    13,313    17,176      12,069    18,296
                                                       -------   -------   -------   -------   -------     -------   -------
Income from operations...............................    5,250     6,059     7,089     8,043     9,673       6,449     6,075
Interest income......................................      265       240       242       257       393         295       287
                                                       -------   -------   -------   -------   -------     -------   -------
Income before state income taxes.....................    5,515     6,299     7,331     8,300    10,066       6,744     6,362
Provision for state income taxes.....................       37        59        51        65        45          34        75
                                                       -------   -------   -------   -------   -------     -------   -------
Net income...........................................  $ 5,478   $ 6,240   $ 7,280   $ 8,235   $10,021     $ 6,710   $ 6,287
                                                       =======   =======   =======   =======   =======     =======   =======
PRO FORMA STATEMENT OF OPERATIONS DATA
  (UNAUDITED)(2):
Income tax provision.................................  $ 2,097   $ 2,395   $ 2,787   $ 3,156   $ 3,827     $ 2,564   $ 2,483
Net income...........................................    3,418     3,904     4,544     5,144     6,239       4,180     3,879
Net income per share(3)..............................                                          $  0.40               $  0.25
Weighted average shares outstanding(3)...............                                           15,552                15,555

                                                                               DECEMBER 31,                   SEPTEMBER 30,
                                                               --------------------------------------------   -------------
                                                                1991     1992     1993     1994      1995         1996
                                                               ------   ------   ------   -------   -------   -------------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.............  $3,588   $4,250   $3,364   $ 3,915   $ 7,521      $ 4,698
Working capital..............................................   4,557    4,672    4,115     4,024     5,003        2,785
Total assets.................................................   7,198    8,321    8,483    11,506    18,083       18,378
Total shareholders' equity...................................   5,810    6,017    5,765     6,803     8,849        7,187
Cash dividends declared......................................   4,267    6,033    6,647     7,186     8,011        9,265

---------------

(1) Exclusive of the non-recurring, non-cash charges for stock option compensation and purchased in-process research and development, income from operations, net income, pro forma net income and pro forma net income per share would have been $7.3 million, $7.5 million, $4.6 million and $0.30, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 8 of Notes to Financial Statements.

(2) For all periods indicated, the Company elected to be treated as an S Corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if the Company had not elected S Corporation status for the periods indicated. See "Prior S Corporation Status" and Note 1 of Notes to Financial Statements.

(3) See Note 1 of Notes to Financial Statements for a description of the computation of weighted average shares outstanding and pro forma income per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described under "Risk Factors" and elsewhere in this Prospectus, that could cause actual results to differ materially from historical results or those currently anticipated.

OVERVIEW

     Deltek designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to more effectively manage, operate and grow their operations. From 1985 through 1994, substantially all of the Company's revenues were derived from licenses of its DOS-based System 1 business software, designed specifically for use by organizations having contracts with the federal government, and services related to the implementation, support and maintenance of System 1. As of September 30, 1996, approximately 1,500 project-oriented organizations were using System 1 as their primary accounting system. In 1992, the Company began development of its current flagship product, Costpoint, which was commercially released in June 1995. Costpoint is a client/server-based, enterprise-level business software system, consisting of over 25 integrated module applications which span financial accounting, project accounting, human resource and payroll administration, materials management and reporting. Through September 30, 1996, the Company had licensed approximately 200 Costpoint systems that had been implemented or were in the process of being implemented. Deltek also provides a full range of consulting and maintenance services to assist its customers with system implementation and integration and to provide training and ongoing support for the Company's software products.

     The Company's revenues consist of fees derived from the licensing of its software products, service revenues from consulting and support services, and revenue from the resale of third-party equipment and the sublicensing of third-party software. The Company typically grants its customers the right to return its software products for a refund of the license fee during a refund period which is generally 60 to 90 days from the date of the license agreement, although the Company occasionally has provided, and may in the future provide, longer refund periods for larger, more complex Costpoint installations. The Company recognizes license fees from its System 1 and Electronic Timesheet products upon delivery, whereas Costpoint license fees are recognized upon the expiration of the applicable refund period and are recorded as deferred revenue until recognized. Because of its customers' refund rights and the varying length of applicable refund periods, deferred revenue at the end of a quarter does not necessarily reflect revenue which the Company will recognize in the succeeding quarter. Licensing of the Company's software results in revenues from related consulting services and ongoing support. Implementation and other consulting services are provided on a time and materials basis, billed monthly or semi-monthly and recognized as the services are performed. Telephone support and periodic enhancements and updates are provided for maintenance fees that are payable quarterly and initially represent between 15% and 20% of the related software license fee on an annual basis. Revenue from quarterly maintenance and support service is recognized over the term of the support. Revenue from third-party equipment and software is derived from the resale and sublicensing of third-party hardware and software products in connection with the license and installation of the Company's systems and is generally recognized on delivery. Revenue from third-party hardware and software can fluctuate materially from period to period, and margins on third-party equipment and software typically are significantly lower than on licenses of the Company's own products.

     During 1994 and 1995, the Company capitalized a greater amount of its software development expenses than it had in previous years due to the development of Costpoint. Upon the commercial release of Costpoint in June, 1995, the Company ceased capitalizing costs related to the development of core Costpoint modules and began amortizing previously capitalized costs related to such development. Since June, 1995, the Company has only capitalized software development costs related to the development of new Costpoint modules and Web E.T.

     In June 1996, the Company amended its 1987 Employee Stock Option Plan to change the exercise price of future options to be granted thereunder from a formula price based on book value to the fair market value of the underlying Common Stock. As a result, the Company recorded a non-recurring, non-cash charge to operations in the amount of $867,000, representing the aggregate difference between the exercise price of outstanding vested options and the appraised market value of the underlying Common Stock at June 30, 1996. Additional compensation charges of up to $522,000 will be recorded through December 31, 1998, as outstanding options continue to vest under this plan.

     In September 1996, the Company acquired substantially all of the assets of The Allegro Group, Inc. in exchange for 102,000 shares of the Company's Common Stock. A portion of the acquired assets represented research and development that was in process at the time of the acquisition. The Company is performing additional development work to integrate the Allegro product with the Costpoint product line. The Company allocated $394,000 to this in-process research and development, resulting in a non-recurring, non-cash charge to operations in the third quarter of 1996. See Note 2 of Notes to Financial Statements.

     Since 1987, the Company has elected to be treated for federal and certain state income tax purposes as an S Corporation under Subchapter S of the Code. As a result, the Company's earnings for prior tax years have been taxed, with certain exceptions, for federal and certain state income tax purposes directly to the Company's shareholders rather than to the Company. The Company will terminate its S Corporation status on the Termination Date, prior to the date of the closing of this offering. The Company and the current shareholders have entered into an agreement which provides for income taxes attributable to periods prior to the Termination Date to be borne by the current shareholders and for income taxes attributable to periods beginning on and after the Termination Date to be borne by the Company. See "Certain Transactions." In connection with the termination of its S Corporation status, the Company will make the S Corporation Distribution in an aggregate amount of approximately $12.0 million. Prior to the consummation of this offering, the Company expects to pay approximately $8.0 million of the S Corporation Distribution out of cash flow from operations and to issue the S Corporation Notes for the balance of approximately $4.0 million. The S Corporation Notes will be payable only out of cash flow from operations after the Termination Date. None of the proceeds of this offering will be used to pay the S Corporation Distribution. The termination of the Company's S Corporation status on the Termination Date will result in a deferred tax liability which will be recorded as a non-recurring charge. Had the Company terminated its S Corporation status as of September 30, 1996, the deferred tax liability and related charge would not have been material. The amount of the actual deferred tax liability and related charge will depend upon a number of factors, including factors affecting revenues and related accounts receivable and the amounts and timing of payments of various operating expenses. There can be no assurance that such charge will not be material or that the related charge will not have a material adverse affect on the Company's net income for the first quarter of 1997 or for the full year. See "Prior S Corporation Status."

RESULTS OF OPERATIONS

     The following table sets forth certain historical and pro forma statements of operations data as a percentage of total revenues for the periods indicated:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                    YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                   -------------------------       ---------------
                                                   1993      1994      1995        1995      1996(1)
                                                   -----     -----     -----       -----     -----
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees...................................   38.9%     34.5%     36.2%       32.7%     34.6%
  Services.......................................   52.0      58.7      56.4        58.7      59.7
  Third-party equipment and software.............    9.1       6.8       7.4         8.6       5.7
                                                   -----     -----     -----       -----     -----
          Total revenues.........................  100.0     100.0     100.0       100.0     100.0
                                                   -----     -----     -----       -----     -----
Operating Expenses:
  Cost of software...............................    3.4       3.6       3.3         3.2       4.3
  Cost of services...............................   18.6      19.5      19.2        18.7      24.6
  Cost of third-party equipment and software.....    6.7       4.9       5.9         6.7       4.7
  Software development...........................   20.2      18.2      18.4        18.6      19.1
  Sales and marketing............................    7.9       8.7      10.2        10.8      10.1
  General and administrative.....................    6.7       7.4       7.0         7.2       7.1
  Stock option compensation......................     --        --        --          --       3.6
  Purchased in-process research and
     development.................................     --        --        --          --       1.6
                                                   -----     -----     -----       -----     -----
          Total operating expenses...............   63.5      62.3      64.0        65.2      75.1
                                                   -----     -----     -----       -----     -----
Income from operations...........................   36.5      37.7      36.0        34.8      24.9
Interest income..................................    1.2       1.2       1.5         1.6       1.2
                                                   -----     -----     -----       -----     -----
Income before state income taxes.................   37.7      38.9      37.5        36.4      26.1
Provision for state income taxes.................    0.3       0.3       0.2         0.2       0.3
                                                   -----     -----     -----       -----     -----
Net income.......................................   37.4%     38.6%     37.3%       36.2%     25.8%
                                                   =====     =====     =====       =====     =====
PRO FORMA STATEMENT OF OPERATIONS DATA:
Income tax provision.............................   14.3%     14.8%     14.3%       13.8%     10.2%
Net income.......................................   23.4      24.1      23.2        22.6      15.9

---------------

(1) Exclusive of the non-recurring charges for stock option compensation and purchased in-process research and development, income from operations, net income and pro forma net income would have been 30.1%, 30.0% and 19.1%, respectively, of total revenues.

  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     License Fees. License fees for the nine months ended September 30, 1996 increased by 38.9% to $8.4 million from $6.1 million for the comparable period in 1995. For the nine months ended September 30, 1996, license fees comprised 34.6% of the Company's total revenues, compared to 32.7% for the same period in 1995. The increase in license fees was principally attributable to Costpoint which was commercially released in June 1995. Costpoint license fees increased by 133.8% to $4.8 million for the nine months ended September 30, 1996 from $2.0 million for the comparable period in 1995. The increase in Costpoint license fees was partially offset by a 19.5% decrease in license fees for System 1 products to $2.9 million from $3.5 million. License fees for Electronic Timesheet increased by 16.7% to $700,000 from $500,000 for the comparable period in 1995.

     Services. Service revenues for the nine months ended September 30, 1996 increased by 33.9% to $14.5 million from $10.9 million for the comparable period in 1995. For the nine months ended September 30, 1996, service revenues comprised 59.7% of the Company's total revenues, compared to 58.7% for the same period in

1995. The increase in service revenues was principally attributable to increased consulting services related to new implementations of Costpoint systems. Consulting service revenues increased by 65.5% to $3.5 million for the nine months ended September 30, 1996 from $2.1 million for the comparable period in 1995. Maintenance, support and other service revenues increased by 26.4% to $11.1 million from $8.8 million principally as a result of the addition of new customers and the sale of additional software products to existing customers and, to a lesser extent, increases in service rates.

     Third-Party Equipment and Software. Revenue from third-party equipment and software for the nine months ended September 30, 1996 decreased by 11.9% to $1.4 million from $1.6 million for the comparable period in 1995. For the nine months ended September 30, 1995, revenue from third-party equipment and software comprised 5.7% of the Company's total revenues, compared to 8.6% for the same period in 1995.

     Cost of Software. Cost of software is comprised primarily of royalties and maintenance payments to third parties, amortization of software development costs, and the cost of production and distribution of software and user manuals. Cost of software for the nine months ended September 30, 1996 increased by 79.3% to $1.0 million from $584,000 for the same period in 1995. This increase was attributable to increased amortization and to increased sales of Costpoint resulting in higher royalty and maintenance payments to third parties. Amortization of software development for the nine months ended September 30, 1996, increased to $434,000 from $158,000 for the comparable period in 1995. This increase reflects nine full months of amortization of Costpoint software development costs during the 1996 period, compared to four months in the 1995 period.

     Cost of Services. Cost of services is comprised primarily of personnel costs for implementation and consulting services, user training and ongoing maintenance and support. Cost of services for the nine months ended September 30, 1996 increased by 72.8% to $6.0 million from $3.5 million for the comparable period in 1995. The increase in cost of services was primarily due to increases in personnel costs to support the Costpoint product line. In addition, reimbursed travel expenses increased by $490,000 from the prior period due primarily to consulting activity related to Costpoint implementations. Costs for the 1996 period also included $283,000 related to the Company's national user conference in April 1996. Cost of services represented 41.2% and 31.9% of service revenues for the nine-month periods ended September 30, 1996 and 1995, respectively. The increase in cost of services as a percentage of service revenues reflected the Company's investment in the initial implementations of Costpoint systems by providing consulting services to a number of customers at reduced fees or no charge and also reflected the increased reimbursed travel expenses which were billed with no mark-up and the national user conference for which customer billings approximated cost.

     Cost of Third-Party Equipment and Software. Cost of third-party equipment and software consists of the purchased costs of computer and peripheral equipment and license fees and royalties for third-party software. Costs of third-party equipment and software for the nine months ended September 30, 1996 decreased by 8.0% to $1.1 million from $1.2 million for the comparable period in 1995. Cost of third-party equipment and software products represented 81.8% and 78.4% of revenue from third-party equipment and software for the nine month periods ended September 30, 1996 and 1995, respectively. The increase in these costs as a percentage of related revenue was the result of several large sales of third-party equipment at volume discounts in connection with complex Costpoint implementations performed in early 1996.

     Software Development. Software development costs consist primarily of the personnel costs of analysts and programmers to research, develop, support and maintain the Company's existing software product lines, enhance existing products and develop new products. Software development costs for the nine months ended September 30, 1996 increased by 35.6% to $4.7 million from $3.4 million for the same period in 1995. This increase was due primarily to increased personnel costs and related benefits and facilities costs, and a decline in capitalized software production costs, which occurred after the commercial release of Costpoint in June 1995. Software development costs represented 18.6% and 19.1% of total revenues for the nine month periods ended September 30, 1995 and 1996, respectively.

     Sales and Marketing. Sales and marketing expenses consist primarily of the personnel costs of the Company's sales and marketing organizations as well as the costs of advertising, direct mail and other sales and marketing activities. Sales and marketing expenses for the nine months ended September 30, 1996 increased by 23.7% to $2.5 million from $2.0 million for the comparable period in 1995. This increase was due primarily to increased personnel, advertising and trade show expenses. Sales and marketing expenses represented 10.1% of the Company's total revenues for the nine month period ended September 30, 1996, compared to 10.8% for the same period in 1995.

     General and Administrative. General and administrative expenses consist primarily of the personnel costs of the Company's management, administrative and finance staffs as well as the costs of insurance programs, bad debt expenses, professional fees and other infrastructure costs. General and administrative expenses for the nine months ended September 30, 1996 increased by 28.7% to $1.7 million from $1.3 million for the comparable period in 1995. This increase was due primarily to a $245,000 increase in bad debt expense as a result of the insolvency of a new customer. General and administrative expenses represented 7.1% of the Company's total revenues for the nine months ended September 30, 1996, compared to 7.2% for the same period in 1995.

     Stock Option Compensation. In June 1996, the Company recorded a non-recurring charge to operations in the amount of $867,000 relating to stock option compensation. See "-- Overview."

     Purchased In-Process Research and Development. In September 1996, the Company recorded a non-recurring charge of $394,000 representing the value of in-process research and development acquired in connection with its acquisition of The Allegro Group, Inc. See "-- Overview."

     Interest Income. Interest income results from investments and, to a lesser extent, from installment financing. Interest income for the nine months ended September 30, 1996 decreased by 2.7% to $287,000 from $295,000 for the comparable period in 1995. The reduction was due to lower average cash balances related to the timing and amount of S Corporation dividend distributions.

     Pro Forma Income Tax Provision. The Company's pro forma effective tax rate for the nine months ended September 30, 1996 was 39.0%, compared to 38.0% for the same period in 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     License Fees. License fees for 1995 increased by 32.1% to $9.7 million from $7.4 million for 1994. License fees comprised 36.2% of the Company's total revenues for 1995, compared to 34.5% for 1994. The increase in license fees was principally attributable to Costpoint, which was commercially released in June 1995 and accounted for license fees of $4.1 million in 1995. The increase attributable to Costpoint license fees was partially offset by a 30.2% decrease in license fees for System 1 products to $4.8 million from $6.9 million.

     Services. Service revenues for 1995 increased by 20.8% to $15.2 million from $12.5 million for 1994. Service revenues comprised 56.4% of the Company's total revenues in 1995, compared to 58.7% for 1994. The increase in service revenues was principally attributable to increased consulting services related to new implementations of Costpoint systems. Consulting service revenues increased by 89.9% to $3.1 million for 1995 from $1.6 million for 1994. Maintenance, support and other service revenues increased by 10.1% to $12.1 million from $10.9 million principally as a result of the addition of new customers and the sale of additional software products to existing customers and, to a lesser extent, increases in service rates.

     Third-Party Equipment and Software. Revenue from third-party equipment and software for 1995 increased by 36.1% to $2.0 million from $1.5 million for 1994. Revenue from third-party equipment and software comprised 7.4% of the Company's total revenues in 1995, compared to 6.8% in 1994.

     Cost of Software. Cost of software for 1995 increased by 16.6% to $893,000 from $766,000 for 1994. This increase was attributable to sales of Costpoint, which was commercially released in June 1995 and resulted in higher royalty and maintenance payments to third parties, and was partially offset by a decrease in amortization of software development to $276,000 from $406,000 in 1994. Due to the decline in sales of the System 1 product line, the Company accelerated the amortization of all remaining System 1 software development costs in 1994. Amortization of Costpoint software development costs did not begin until after the commercial release of Costpoint in June 1995.

     Cost of Services. Cost of services for 1995 increased by 23.5% to $5.2 million from $4.2 million in 1994. The increase in cost of services was primarily due to increases in personnel costs to support the Costpoint product line. In addition, reimbursed travel expenses increased by $242,000 from 1994 due primarily to consulting activity related to Costpoint implementations. These increases were offset in part by $236,000 in costs related to the Company's national user conference in September 1994. Cost of services represented 34.0% and 33.2% of service revenues for 1995 and 1994, respectively.

     Cost of Third-Party Equipment and Software. Cost of third-party equipment and software for 1995 increased by 49.9% to $1.6 million from $1.1 million for 1994. Cost of third-party equipment and software products represented 80.0% and 72.6% of revenue from third-party equipment and software for 1995 and 1994, respectively. The increase in these costs as a percentage of related revenue was the result of several large sales of third-party equipment at volume discounts in connection with complex Costpoint installations.

     Software Development. Software development costs for 1995 increased by 27.3% to $4.9 million from $3.9 million for 1994. This increase was due primarily to increased personnel costs and related benefits and facilities costs, and a decline in capitalized software production costs, which occurred after the commercial release of Costpoint in June 1995. Software development costs represented 18.4% and 18.2% of the Company's total revenues in 1995 and 1994, respectively.

     Sales and Marketing. Sales and marketing expenses for 1995 increased by 48.1% to $2.7 million from $1.9 million in 1994. This increase was due primarily to increased personnel, advertising and marketing expenses related to the introduction of Costpoint. Sales and marketing expenses represented 10.2% of the Company's total revenues for 1995, compared to 8.7% for 1994.

     General and Administrative. General and administrative expenses for 1995 increased by 17.7% to $1.9 million from $1.6 million for 1994. General and administrative expenses represented 7.0% of the Company's total revenues for 1995, compared to 7.4% for 1994, as the Company was able to leverage its fixed expenses over increased revenues.

     Interest Income. Interest income for 1995 increased by 52.9% to $393,000 from $257,000 for 1994. The increase was due primarily to larger average cash balances attributable to increased profits and the timing and amount of S Corporation dividend distributions.

     Pro Forma Income Tax Provision. The Company's pro forma effective tax rate was 38.0% for both 1995 and 1994.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     License Fees. License fees for 1994 decreased by 2.5% to $7.4 million from $7.6 million for 1993. License fees comprised 34.5% of the Company's total revenues for 1994, compared to 38.9% for 1993. The decrease in license fees was attributable to the maturation of the Company's System 1 product line. The decrease in System 1 license fees was partially offset by fees of $400,000 from initial licenses of Electronic Timesheet in late 1994.

     Services. Service revenues for 1994 increased by 24.3% to $12.5 million from $10.1 million for 1993. Service revenues comprised 58.7% of the Company's total revenues for 1994, compared to 52.0% for 1993. Maintenance, support and other service revenues increased by 23.9% to $10.9 million from $8.8 million principally as a result of the addition of new customers and the sale of additional software products to existing customers and, to a lesser extent, increases in service rates. Consulting service revenues increased by 26.7% to $1.6 million for 1994 from $1.3 million for 1993.

     Third-Party Equipment and Software. Revenue from third-party equipment and software for 1994 decreased by 18.2% to $1.5 million from $1.8 million for 1993. Revenue from third-party equipment and software comprised 6.8% of the Company's total revenues in 1994, compared to 9.1% in 1993.

     Cost of Software. Cost of software for 1994 increased by 15.2% to $766,000 from $665,0000 in 1993, due to an increase in amortization of software development to $406,000 from $208,000 in 1993. The increase in amortization was caused by the Company's acceleration of the amortization of all remaining System 1 software development costs in 1994 due to the decline in sales of the System 1 product line. The increase in cost of software due to higher amortization was partially offset by lower cost of software resulting from reduced System 1 license fees.

     Cost of Services. Cost of services for 1994 increased by 15.5% to $4.2 million from $3.6 million in 1993. Cost of services represented 33.2% and 35.8% of service revenues for 1994 and 1993, respectively.

     Cost of Third-Party Equipment and Software. Cost of third-party equipment and software for 1994 decreased by 18.8% to $1.1 million from $1.3 million for 1993. Cost of third-party equipment and software products represented 72.6% and 73.2% of revenue from third-party equipment and software for 1994 and 1993, respectively. The decrease in these costs as a percentage of related revenue was attributable to the change in the product mix of products sold and licensed.

     Software Development. Software development costs were $3.9 million for both 1994 and 1993. Software development costs represented 18.2% of the Company's total revenues in 1994, compared to 20.2% in 1993.

     Sales and Marketing. Sales and marketing expenses for 1994 increased by 20.4% to $1.9 million from $1.5 million in 1993. This increase was due primarily to increased personnel expenses. Sales and marketing expenses represented 8.7% of the Company's total revenues for 1994, compared to 7.9% for 1993.

     General and Administrative. General and administrative expenses for 1994 increased by 24.0% to $1.6 million from $1.3 million for 1993. General and administrative expenses represented 7.4% of the Company's total revenues for 1994, compared to 6.7% for 1993.

     Interest Income. Interest income for 1994 increased by 6.2% to $257,000 from $242,000 for 1993. The increase was due primarily to larger average cash balances attributable to increased profits, partially offset by a decline in interest rates.

     Pro Forma Income Tax Provision. The Company's pro forma effective tax rate was 38.0% for both 1994 and 1993.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited historical and pro forma statement of operations data for the seven quarters ended September 30, 1996, and such data expressed as a percentage of total revenues for such quarters. This data has been derived from the Company's unaudited quarterly financial statements. In management's opinion these quarterly financial statements have been prepared on a basis consistent with the audited financial statement contained elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the information presented, when read in conjunction with the Company's audited financial statements and notes thereto appearing elsewhere in the Prospectus.

                                                                                    QUARTER ENDED
                                                     ----------------------------------------------------------------------------
                                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                                       1995       1995       1995        1995       1996       1996       1996
                                                     --------   --------   ---------   --------   --------   --------   ---------
                                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees.....................................   $1,582     $1,749     $ 2,733     $3,656     $2,880     $2,325     $ 3,217
  Services.........................................    3,531      3,648       3,684      4,291      4,363      4,951       5,234
  Third-party equipment and software...............      695        344         552        384        358        291         752
                                                      ------     ------      ------     ------     ------     ------      ------
        Total revenues.............................    5,808      5,741       6,969      8,331      7,601      7,567       9,203
                                                      ------     ------      ------     ------     ------     ------      ------
Operating Expenses:
  Cost of software.................................      112        180         292        309        364        347         336
  Cost of services.................................    1,170      1,144       1,156      1,681      1,885      2,216       1,894
  Cost of third-party equipment and software.......      539        278         430        333        271        238         638
  Software development.............................      933      1,045       1,458      1,498      1,440      1,486       1,732
  Sales and marketing..............................      603        671         721        748        783        806         878
  General and administrative.......................      413        386         538        538        516        626         579
  Stock option compensation........................       --         --          --         --         --        867          --
  Purchased in-process research and development....       --         --          --         --         --         --         394
                                                      ------     ------      ------     ------     ------     ------      ------
        Total operating expenses...................    3,770      3,704       4,595      5,107      5,259      6,586       6,451
                                                      ------     ------      ------     ------     ------     ------      ------
Income from operations.............................    2,038      2,037       2,374      3,224      2,342        981       2,752
Interest income....................................      100         96          99         98        104        102          81
                                                      ------     ------      ------     ------     ------     ------      ------
Income before state income taxes...................    2,138      2,133       2,473      3,322      2,446      1,083       2,833
Provision for state income taxes ..................        9         13          12         11         45         12          18
                                                      ------     ------      ------     ------     ------     ------      ------
Net income.........................................   $2,129     $2,120     $ 2,461     $3,311     $2,401     $1,071     $ 2,815
                                                      ======     ======      ======     ======     ======     ======      ======
PRO FORMA STATEMENT OF OPERATIONS DATA:
Income tax provision...............................   $  813     $  811     $   940     $1,262     $  954     $  422     $ 1,105
Net income.........................................    1,325      1,322       1,533      2,060      1,492        661       1,728
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees.....................................     27.2%      30.5%       39.2%      43.9%      37.9%      30.7%       35.0%
  Services.........................................     60.8       63.5        52.9       51.5       57.4       65.4        56.9
  Third-party equipment and software...............     12.0        6.0         7.9        4.6        4.7        3.9         8.1
                                                      ------     ------      ------     ------     ------     ------      ------
        Total revenues.............................    100.0      100.0       100.0      100.0      100.0      100.0       100.0
                                                      ------     ------      ------     ------     ------     ------      ------
Operating Expenses:
  Cost of software.................................      1.9        3.1         4.2        3.7        4.8        4.6         3.7
  Cost of services.................................     20.1       19.9        16.6       20.2       24.8       29.3        20.6
  Cost of third-party equipment and software.......      9.3        4.8         6.2        4.0        3.6        3.1         6.9
  Software development.............................     16.1       18.2        20.9       18.0       18.9       19.6        18.8
  Sales and marketing..............................     10.4       11.7        10.3        9.0       10.3       10.7         9.5
  General and administrative ......................      7.1        6.8         7.7        6.4        6.8        8.2         6.3
  Stock option compensation........................       --         --          --         --         --       11.5          --
  Purchased in-process research and development....       --         --          --         --         --         --         4.3
                                                      ------     ------      ------     ------     ------     ------      ------
        Total costs and expenses...................     64.9       64.5        65.9       61.3       69.2       87.0        70.1
                                                      ------     ------      ------     ------     ------     ------      ------
Income from operations.............................     35.1       35.5        34.1       38.7       30.8       13.0        29.9
Interest income....................................      1.7        1.7         1.4        1.2        1.4        1.3         0.9
                                                      ------     ------      ------     ------     ------     ------      ------
Income before state income taxes ..................     36.8       37.2        35.5       39.9       32.2       14.3        30.8
Provision for state income taxes ..................      0.2        0.2         0.2        0.1        0.6        0.2         0.2
                                                      ------     ------      ------     ------     ------     ------      ------
Net income.........................................     36.6%      37.0%       35.3%      39.8%      31.6%      14.1%       30.6%
                                                      ======     ======      ======     ======     ======     ======      ======
PRO FORMA STATEMENT OF OPERATIONS DATA:
Income tax provision...............................     14.0%      14.2%       13.5%      15.2%      12.6%       5.6%       12.0%
Net income.........................................     22.8       23.0        22.0       24.7       19.6        8.7        18.8

     The Company experienced significant fluctuations in quarterly operating results in 1995 and 1996 as a result of a number of factors. Increased revenues in the last six months of 1995 were primarily attributable to increased Costpoint license fees and related consulting services associated with initial Costpoint implementations. Over the last several years, the Company has experienced seasonal variations in operating results, partly due to customers' desire to have their systems operational at the beginning of a calendar year. Accordingly, these customers typically order their systems in the middle of the preceding year in order to allow adequate time for implementation, resulting in a seasonably high level of revenue being recognized in the fourth quarter upon the expiration of refund periods.

     Increases in cost of services in the fourth quarter of 1995 and the first two quarters of 1996 were primarily due to increases in personnel costs to support the Costpoint product line. In addition, reimbursed travel expenses increased during this period due primarily to consulting activity related to Costpoint implementations. Costs of services for the second quarter of 1996 also included $283,000 related to the Company's national user conference in April 1996. The increase in cost of services as a percentage of service revenues during this period reflected the Company's investment in the initial implementations of Costpoint systems by providing consulting services to a number of customers at reduced fees or no charge and also reflected the increased reimbursed travel expenses which were billed with no mark-up and the national user conference for which customer billings approximated cost.

     In June 1996, the Company recorded a non-recurring charge to operations in the amount of $867,000 related to stock option compensation. In September 1996, the Company recorded a non-recurring charge of $394,000 representing the value of in-process research and development acquired in connection with its acquisition of The Allegro Group, Inc. See "-- Overview". Exclusive of these non-recurring charges, income from operations, net income and pro forma net income would have been $1.8 million, $1.9 million and $1.1 million, respectively, for the quarter ended June 30, 1996 and $3.1 million, $3.2 million and $1.9 million, in the quarter ended September 30, 1996.

     The Company expects that it will continue to experience significant fluctuations in quarterly operating results. The Company's future operating results will depend upon a number of factors, including the demand for its products, the size and timing of specific sales, the delay or deferral of customer implementations, the level of product and price competition that it encounters, the length of its sales cycles, the successful expansion of its direct sales force and customer support organization, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of products and services sold, the activities of and acquisitions by its competitors, the timing of new hires and its ability to develop and market new products and control costs. The Company's operating results could also be affected by general economic conditions or those within specific geographic areas where its customers do business. In addition, the decision to license and implement an enterprise-level business software system is usually discretionary, involves a significant commitment of customer resources and is subject to delays, and to budget cycles and internal authorization procedures of the Company's customers. The loss or delay of individual orders could have a significant impact on the Company's operating results, particularly on a quarterly basis. Furthermore, while the Company's revenue from license fees is difficult to predict because of the length and variability of the Company's sales cycles, the Company's operating expenses are based on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter. To the extent such expenses precede, or are not subsequently followed by, anticipated revenue, the Company's operating results could be materially and adversely affected.

     As a result of these and other factors, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations almost exclusively from cash flow from its operations. As of September 30, 1996, the Company had cash and cash equivalents of $4.7 million and working capital of $2.8 million.

     For the nine months ended September 30, 1996, the Company's operating activities provided net cash of $10.4 million, primarily as a result of income before depreciation and amortization, after including the non-cash charges for stock option compensation and the purchase of in-process research and development. In addition, the increase in accounts receivable was offset by a greater increase in deferred revenue and accounts payable and other accrued expenses. Accounts receivable, net of the allowance for doubtful accounts, was $8.4 million as of September 30, 1996, compared to $6.0 million as of December 31, 1995. Accounts receivable days sales outstanding was 83 days as of September 30, 1996, compared with to 65 days as of December 31, 1995. Days sales outstanding increased during 1996 primarily due to increased software license fees and a greater percentage of receivables recorded as deferred revenue. The increase in deferred revenue reflects increased Costpoint license fees, for which revenue is recognized upon the expiration of the refund period. Exclusive of receivables which were recorded as deferred revenue, days sales outstanding was 51 days as of September 30, 1996, compared to 49 days as of December 31, 1995. The Company's allowance for doubtful accounts decreased during 1996 due to a write-off of $245,000 as a result of the insolvency of a significant customer. While the Company believes that its allowance for doubtful accounts as of September 30, 1996 remains adequate, there can be no assurance that such allowance will be sufficient to cover receivables which are later determined to be uncollectible.

     Investing activities provided $1.8 million for the nine months ended September 30, 1996. This amount included $3.1 million from the maturity of treasury and other investments, offset by $800,000 in purchased property and equipment and $500,000 of capitalized software production costs for new Costpoint product modules.

     Financing activities for the nine months ended September 30, 1996 consisted primarily of $11.9 million in dividend and tax distributions to the Company's shareholders. The Company historically has distributed most of its profits as S Corporation dividends. See "Prior S Corporation Status."

     The Company has a credit facility with a bank providing for a $1.0 million operating capital line of credit and a $100,000 equipment loan facility to fund fixed-asset acquisitions. Loans under both facilities are secured by substantially all of the Company's assets. Borrowings under the operating capital line of credit bear interest at the lender's prime rate. Borrowings under the equipment loan facility bear interest at the prime rate plus 1/2%, or the lenders cost of funds plus 2%. As of September 30, 1996, no amounts were outstanding under either the operating capital line of credit or the equipment loan facility.

     The Company believes that the net proceeds from this offering, together with existing sources of liquidity and anticipated cash flow from operations, will satisfy the Company's anticipated working capital and capital expenditure requirements through at least 1997. However, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital expenditure needs in the future. There can be no assurance that additional financing will be available when required or, if available, will be on the terms satisfactory to the Company.

                                    BUSINESS

     Deltek designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to more effectively manage, operate and grow their operations. Deltek's products address the enterprise-level needs of project-oriented businesses and allow these organizations to manage financial and project accounting, compute costs and revenues on a project-by-project basis, submit accurate and detailed bills, comply with complex industry-specific and regulatory requirements, administer employee time collection, labor costing and payroll, automate materials management functions, and empower their managers with timely and pertinent information. Deltek also provides a full range of consulting and maintenance services to assist its customers with system implementation and integration and to provide training and ongoing support for the Company's software products.

     Deltek sells its products and services, through its direct sales force, to project-oriented businesses, such as professional and technical service providers, including engineering and environmental firms, research and development firms and contract service organizations, as well as not-for profit organizations and make-to-order manufacturers. Since its inception, the Company has installed more than 1,900 systems for a wide range of project-oriented organizations of all sizes, predominantly in the United States. Deltek's customers include Bell Atlantic, Coopers & Lybrand, LLP, Federal Integrated Systems, Inc., Lockheed Martin Corp., Northrup Grumman Corp., Raytheon Service Co., Inc. and Research Triangle Institute, Inc.

INDUSTRY BACKGROUND

     The increasingly competitive business environment has created pressure for business organizations to better utilize information technologies to improve their efficiency, reduce their costs and provide their employees and management with more timely and pertinent information. As a result, many organizations are implementing a new generation of enterprise-level business systems, based on open, client/server architectures, to automate their operations, including finance, accounting, manufacturing and human resource management functions. According to International Data Corporation, the market for client/server enterprise-level applications exceeded $3.8 billion in 1995, and is projected to grow at a compound annual growth rate of 37% through 2000.

     While organizations are increasing their use of client/server enterprise-level business systems, most of these systems are general purpose and fail to address many of the specific requirements of businesses engaged primarily in providing goods and services to customers under project-specific contracts and engagements. These project-oriented businesses include a wide variety of professional and technical service providers, including engineering and environmental firms, research and development firms and contract service organizations, as well as not-for-profit organizations, make-to-order manufacturers and construction companies. Many of these project-oriented businesses provide goods and services under government contracts. Project-oriented businesses have many project-specific requirements, including the need to track costs and profitability on a project-by-project basis, provide timely project information to managers and customers and submit accurate and detailed bills, often in compliance with complex industry-specific and regulatory requirements. Project accounting for these organizations often requires the use of sophisticated methodologies for allocating and computing project costs and revenues.

     The use of project-oriented business systems is expanding as a result of a number of trends prevalent throughout the economy. Traditionally, service organizations have been more prone to utilize project accounting due to their need to customize their services for each client and properly allocate the associated costs. Therefore, as the shift from a manufacturing-based economy to a service-based economy continues, the market for project-oriented businesses is expanding. Furthermore, the trend toward outsourcing an increasing range of activities broadens the market for project-oriented businesses as both customers and vendors need to track the costs associated with their projects. Finally, many organizations with significant internal development activities can benefit from the use of project accounting systems to closely monitor their progress and cost.

     As the number and type of project-oriented businesses increase, they also are demanding increasingly sophisticated tools to address their core information and accounting needs, including project accounting, employee time collection, project budgeting and project reporting. At the same time, these organizations are recognizing that, because most aspects of their business revolve around their project orientation, they can achieve efficiencies in a number of other accounting and business functions, such as general ledger, accounts payable, accounts receivable, materials management and human resources, through the use of software applications designed with the special needs of project-oriented businesses in mind. Like other businesses, project-oriented organizations are also demanding solutions that allow them to combine their business software applications into a single integrated, enterprise-level system.

     The recent emergence of client/server software and computing environments and other new information technologies offer organizations a powerful and open data architecture through the use of relational databases that allow for scalability and growth. Larger project-oriented businesses are reengineering their legacy business information and management systems to meet the pressures of increased competition, smaller project-oriented businesses are upgrading from PC-based systems to client/server environments, and other enterprises are adopting a more project-oriented approach to their businesses. As a result, such organizations are seeking integrated, enterprise-level software solutions that are specifically designed to address the core information and accounting needs of project-oriented businesses and that will provide their managers with timely and pertinent information. Project-oriented businesses are also demanding a full range of implementation, training and support services provided by organizations experienced in dealing with the needs of project-oriented businesses.

THE DELTEK SOLUTION

     Deltek designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to more effectively manage, operate and grow their operations. Deltek's products address the enterprise-level needs of project-oriented businesses and allow these organizations to manage financial and project accounting, compute costs and revenues on a project-by project basis, maintain employee timekeeping systems, submit accurate and detailed bills, comply with complex industry-specific and regulatory requirements, administer employee time collection, labor costing and payroll, automate materials management functions, and empower their managers with timely and pertinent information. Deltek also provides a full range of consulting and maintenance services to assist its customers with system implementation and integration and to provide training and ongoing support for the Company's software products.

     Deltek's family of software products consists of Costpoint, the Company's advanced client/server, enterprise-level business software system; System 1, a DOS-based accounting and management system designed primarily for organizations providing goods and services under contracts with the federal government; Electronic Timesheet, an employee timekeeping system; and Allegro, a project and resource management tool. These products include modules spanning financial accounting, project accounting and management, human resources and payroll administration, time and labor collection, materials management and reporting tools. Application modules within each Deltek product are integrated and utilize a common user interface and database structure, allowing project-oriented organizations to configure and implement a fully-integrated system solution. Costpoint, Deltek's current flagship product, is a client/server based business software system incorporating an open, relational database architecture, an object-oriented development approach, Microsoft Windows client operating systems, on-line analytical processing ("OLAP") tools, drill down data exploration, workflow management and popular network operating systems, including Windows NT, UNIX and Netware.

     An integral part of Deltek's solution is to provide superior services and support directly to its customers. These services include comprehensive implementation and consulting services, user training and ongoing product maintenance and support. The Company believes that its implementation expertise, together with its focus on the unique requirements of project-oriented organizations, result in a faster and more cost-effective system implementation than is typically achieved by companies which choose to adapt general-purpose business systems to the needs of their project-oriented organizations. After a customer's implementation is completed, Deltek provides ongoing support services to assist the customer in maintaining and updating its system, training its employees and adding functionality as the customer's business grows and its requirements change.

STRATEGY

     Deltek's objective is to strengthen its position as a leading supplier of enterprise-level software systems for project-oriented organizations. Deltek intends to continue to differentiate itself from providers of general-purpose business application software by focusing exclusively on providing cost-effective solutions that meet the unique and changing demands of project-oriented businesses. Deltek's strategy includes the following key elements:

          Target Additional Project-Oriented Markets. Deltek's expertise in project accounting and information systems is the result of its years of experience in addressing the complex requirements of project-oriented businesses having government contracts. Over time, Deltek has broadened its product and marketing focus to target a wide range of project-oriented industries, such as professional and technical service providers, including engineering and environmental firms, research and development firms and contract service organizations, as well as not-for-profit organizations and make-to-order manufacturers. Deltek intends to continue to target additional project-oriented markets such as architectural and design firms, construction companies, governmental agencies as well as organizations managing large internal projects.

          Leverage Large Installed Customer Base. Deltek's installed base of approximately 1,700 active customers enables it to generate revenues from support and maintenance services provided to these customers. Deltek's strategy is to maintain and strengthen relationships with its existing customers through the provision of these services and to derive additional software licensing and consulting revenues as these companies grow and their requirements change. An important element of the Company's strategy is to license its Costpoint products to existing System 1 users as these customers reengineer their information systems and migrate to new client/server business software solutions.

          Expand and Enhance Product Line. Deltek intends to continue to develop or acquire additional products and modules in order to provide more comprehensive enterprise solutions to address the changing requirements of its existing and prospective customers. For example, Deltek has recently expanded its product line by adding a comprehensive human resources module and by acquiring the Allegro resource management product. Deltek also has an ongoing commitment to enhance the existing capabilities of its Costpoint, Electronic Timesheet and Allegro products. For example, the Company is currently adding functionality that will enable its Costpoint modules to perform additional materials management functions as well as to handle foreign currencies and international transactions.

          Maintain Technological Leadership. Deltek plans to continue to invest in research and development and to incorporate into its products advancements in information technologies as they become accepted. Deltek maintains an in-house research and testing facility where new technologies, operating systems, hardware platforms and Internet capabilities are developed and tested. Deltek is currently modifying its products to support the Microsoft SQLServer database and electronic data interchange ("EDI") and developing enhanced user interfaces and Internet applications, including a Web-enabled timesheet product.

          Differentiate Through Superior Service. Deltek believes that its reputation for providing high quality implementation and consulting services, user training and ongoing support and maintenance and its ability to work directly with its customers, rather than through third-party resellers and system implementors, are significant competitive advantages. Deltek intends to differentiate itself from its competitors by continuing to build customer loyalty through the delivery of superior service.

PRODUCTS

     Deltek designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to more effectively manage accounting, projects, people, materials and reporting requirements in order to operate and grow their businesses. Deltek's family of software products consists of Costpoint, System 1, Electronic Timesheet and Allegro.

     COSTPOINT

     Costpoint, the Company's current flagship product, is a client/server-based, enterprise-level business software system, consisting of over 25 integrated module applications which span financial accounting, project accounting, human resource and payroll administration, materials management and reporting tools.

     Costpoint utilizes an open, relational database architecture on the server and Microsoft Windows operating systems on the desktop client PC. Costpoint can be operated on a variety of network operating systems, including Windows NT, UNIX and Novell Netware and currently supports Oracle, Sybase Inc. ("Sybase") and Centura Corporation ("Centura") relational databases. Deltek also expects to introduce support for the Microsoft SQLServer database in the first half of 1997. Costpoint was developed with extensive use of object-oriented programming techniques utilizing a fourth generation language together with C++ and database-specific stored procedures to maximize performance.

     The Company began development of Costpoint in 1992 in response to the maturation of Deltek's DOS-based business software system, System 1. Costpoint differs from System 1 primarily in its inherent design that allows it to handle a broader range of project-oriented businesses, its ability to utilize advanced technologies and operating systems, its enhanced reporting capabilities, and its ability to provide more complete and flexible functionality in project accounting and other business system areas to allow for business change and growth.

     Costpoint is designed to meet the specialized needs of project-oriented businesses, including project costing, indirect cost allocation, revenue recognition, project budgeting and project reporting. Costpoint also meets the regulatory and reporting requirements of businesses having contracts with the United States government. Costpoint combines these capabilities with applications in other business system areas that are designed for the special needs of project-oriented businesses. Through its open data architecture and the use of drill-down inquiries, OLAP tools and standard reports, Costpoint is also designed to provide managers with timely, pertinent and empowering information.

     Costpoint was commercially released in June 1995. Through September 30, 1996, the Company had licensed approximately 200 Costpoint systems that had been implemented or were in the process of being implemented. License fees for Costpoint systems vary depending on the number of users and sites and the number and type of modules licensed. For new customers, license fees for an initial Costpoint installation typically range from $20,000 to $500,000, exclusive of consulting services. For the nine months ended September 30, 1996, the average fee for an initial Costpoint license was approximately $100,000.

     The following table describes the principal Costpoint application modules:

------------------------------------------------------------------------------------------------------------------
                                                  FINANCIAL ACCOUNTING
------------------------------------------------------------------------------------------------------------------
    General Ledger............................  Provides flexible account and organization structures and extensive audit trails; delivers numerous financial reports and responds to user inquiries.
    Accounts Payable..........................  Allows for flexible payment (checks, EFT) and vouchering of invoices which can also be matched to purchase orders.
    Accounts Receivable.......................  Tracks customer receivables and cash receipts, provides reporting on billed and unbilled receivables and simplifies collections.
    Travel....................................  Automates all travel transactions from per diems to travel advances and account reconciliations.
    Fixed Assets..............................  Collects acquisition data for company-owned and government-furnished property. Computes and tracks depreciation and disposal data and posts to general ledger.
------------------------------------------------------------------------------------------------------------------
                                                   PROJECT ACCOUNTING
------------------------------------------------------------------------------------------------------------------
    Project Setup.............................  Sets up and tracks information on every project or activity, including work breakdown structures, modifications, labor categories, dollars, hours and unit usage.
    Project Cost and Revenue Processing.......  Allocates indirect costs to projects using various formulas, and automatically calculates and posts project revenues based on many different project types.
    Project Budgeting and ETC.................  Tracks budgets at virtually any level or aspect of the project;
                                                calculates, revises and reports on estimates-to-complete.
    Project Billing...........................  Allows companies to produce numerous types of bills to satisfy the requests of each customer. The posting of bills automatically updates the general ledger and accounts receivables.
    Project Reporting.........................  Provides numerous standard reports and responds to user inquiries with flexible formatting options.
------------------------------------------------------------------------------------------------------------------
                                          PEOPLE MANAGEMENT AND ADMINISTRATION
------------------------------------------------------------------------------------------------------------------
    Labor.....................................  Manages the collection and proper account and cost distribution of timesheet hours and dollars.
    Payroll...................................  Handles payroll processing by calculations from timesheets, updates information affecting general ledger and earnings tables, tracks employee labor data and computes and creates checks.
    Human Resources*..........................  Includes compensation administration, personnel administration, affirmative action, 401(k) reporting and forecasting, and COBRA.
    Labor/Payroll Interfaces..................  Interfaces for uploading timesheet data as well as interfaces to ADP and Ceridian payroll services.
------------------------------------------------------------------------------------------------------------------
                                                  MATERIALS MANAGEMENT
------------------------------------------------------------------------------------------------------------------
    Product Definition........................  Defines and tracks the parts, goods and services companies will buy or sell for project specific items; tracks billing and shipping data.
    Purchasing................................  Allows businesses to administer the procurement of company-owned or project-specific parts, goods or services through tracking of purchase orders, buyer authorizations and commitments.
    Procurement Planning......................  On-line entry of requisitions, approvals, requests for quotes and actual vendor quotes with the automatic creation of purchase orders.
    Inventory.................................  On-line, real time inventory tracking and control for use by any company which has project-specific, company-owned, and
                                                government-furnished materials.
    Bill of Materials*........................  Defines saleable products in terms of the raw materials, purchased parts and assemblies which comprise them.
    Sales Order Entry*........................  Supports and monitors the sales order process, including procurement, issuing, shipping and invoicing.
------------------------------------------------------------------------------------------------------------------
                                                     REPORTING TOOLS
------------------------------------------------------------------------------------------------------------------
    CP Reports**..............................  Ad-hoc report writing tool which provides for simple queries of data as well as more advanced and complex formatted reports.
    CP Scope**................................  Data analysis tool which provides the ability to view summarized data from multiple perspectives and drill down to different levels of detail in the data; provides extensive business graphics
                                                capabilities.
-------------------------------------------------------------------------------------------------------------------

------------------------

 * Currently in Beta testing.

** Software licensed from third parties and sublicensed to Deltek customers.

     SYSTEM 1

     System 1, formerly known as the Government Contractors Software Series, is Deltek's original business software system. System 1 was designed specifically for use by organizations having contracts with the federal government and helps these organizations comply with stringent federal regulations applicable to such contractors, including the requirements of the Defense Contract Audit Agency. System 1 is DOS-based, operates on Novell Netware, UNIX and DEC VAX/VMS network operating systems and utilizes a character-based user interface and a proprietary COBOL data structure. System 1 consists of 23 application modules spanning financial accounting, labor and payroll administration, materials management and reporting tools.

     System 1 was commercially released in 1985. As of September 30, 1996, approximately 1,500 project-oriented organizations were using System 1 as their primary accounting system. License fees for System 1 vary depending upon the number of users or facilities and the number and type of modules licensed. Prior to the introduction of Costpoint in June 1995, license fees for an initial System 1 installation typically ranged from $10,000 to $200,000, exclusive of consulting services. Since the introduction of Costpoint, the majority of new customers have licensed Costpoint systems, and new System 1 sales have decreased in number and system size. For the nine months ended September 30, 1996, typical license fees for an initial System 1 installation ranged from $10,000 to $50,000, and the average license fee was approximately $15,000.

     An important element of the Company's strategy is to license Costpoint to existing System 1 users as those customers reengineer their information systems and migrate to new client/server business software solutions. In an effort to influence the migration of its System 1 customers to Costpoint, the Company offers substantial discounts to existing System 1 users and provides automated data conversion programs which provide significant assistance in the Costpoint upgrade/implementation process. As of September 30, 1996, approximately 40 of the Company's System 1 customers, representing approximately 3% of the installed base of System 1 users, had migrated to or were in the process of migrating to Costpoint systems. There can be no assurance that a significant percentage of current System 1 customers will migrate to Costpoint. In particular, smaller System 1 customers are less likely to migrate to Costpoint because the cost of migrating to a client/ server environment is high relative to their size and because in many cases System 1 adequately meets their present needs. The Company intends to provide support services and product maintenance for System 1 for the foreseeable future although it does not currently intend to develop significant new enhancements to the System 1 product line.

     ELECTRONIC TIMESHEET

     Electronic Timesheet is a comprehensive timesheet software application which allows employees to enter their timesheets on a daily basis on their desktop PC. Electronic Timesheet utilizes either Windows or DOS operating systems on the desktop PC and provides a graphical, point and click interface. Using this graphical interface, the employee may select from a list of authorized charges rather than having to enter complicated account and project numbers. This feature serves to greatly reduce costly and time-consuming errors. After the employee electronically signs his or her timesheet, the timesheet then is forwarded through the network for manager approval. Timesheets and the appropriate labor charges can then be automatically accumulated and integrated with the accounting system, completely eliminating the paper timesheet. Electronic Timesheet also allows managers to view information about employees' activities and helps them to better manage their employees.

     Electronic Timesheet may be licensed together with Costpoint or System 1 or as a stand-alone application that can be integrated with other accounting systems. The Company is currently developing a Web-enabled timesheet product and expects to begin beta testing in early 1997, although there can be no assurance that development of this product will be successfully completed.

     Electronic Timesheet was commercially released in January 1995. As of September 30, 1996, Electronic Timesheet had been installed for over 150 customers. License fees for Electronic Timesheet typically range from $2,500 to $100,000. For the nine months ended September 30, 1996, the average license fee for Electronic Timesheet was approximately $12,000.

     ALLEGRO

     Allegro is a software application that enables project managers to plan and monitor project resources. Using a user interface similar to a spreadsheet, Allegro allows project managers to create budgets and estimates-to-complete, plan and schedule employees and other resources, forecast revenue and profits, and receive timely status on each project from the accounting system interface. The Company believes that Allegro's principal advantage is its user-friendly, spreadsheet-like interface and its ability to view and manage resources across multiple projects in an organization. Allegro is a client/server based system running on a variety of databases and utilizing Microsoft Windows operating systems.

     The Company acquired the Allegro product through the acquisition of The Allegro Group, Inc., in September 1996. Prior to the acquisition, The Allegro Group, Inc. had licensed a limited number of Allegro products, and since the acquisition the Company has also licensed a limited number of these products on a stand-alone basis. The Company is in the process of making further improvements and refinements to Allegro and developing data interfaces that will allow it to be fully-integrated with its Costpoint and System 1 products. The Company believes that its ability to market Allegro, particularly to its existing customer base, will be dependent upon the successful completion of these improvements and interfaces, of which there can be no assurance. The Company expects license fees for new Allegro customers to range from $10,000 to $100,000.

     THIRD-PARTY PRODUCTS

     Deltek incorporates into its software products certain application software licensed from third parties. The Costpoint reporting tools, CP Reports and CP Scope, are both licensed from Cognos Corporation under an OEM agreement, and System 1 utilizes a report-writer, Intelligent Query, licensed from a third party. In order to support the Oracle, Sybase and Centura relational databases, Costpoint contains certain native "router" software licensed from Centura. Also, the Company's Costpoint and Allegro customers must license applicable database software from Oracle, Sybase, Centura, or Microsoft, either directly or through the Company. Because some customers desire a "turnkey" solution, the Company will purchase servers, network software and other software and hardware products, which the Company resells or sublicenses to its customers and installs together with Deltek products to provide a fully operational system.

CUSTOMER SERVICE AND SUPPORT

     An integral part of Deltek's solution is to provide superior services and support directly to its customers. These services include comprehensive implementation and consulting services, user training and ongoing maintenance and support. The Company believes that its reputation for providing high quality services and its ability to work directly with its customers, rather than through third-party resellers and system implementors, are significant competitive advantages. Deltek's implementation management and other consulting services are generally charged on a time and materials basis. Classroom education and training is charged on a per class basis. Telephone support and periodic product enhancements and updates are provided for maintenance fees that are payable quarterly and initially represent between 15% and 20% of the related software license fee on an annual basis.

     Implementation and Consulting Services. Deltek provides a full range of consulting, training and technical services to customers both during and after implementation of Deltek software. Since its inception, the Company's staff of system consultants has been directly involved with over 1,900 installations. Deltek's system consultants are involved in the important early planning and design stages of each implementation, participate in user training, and work closely with the customer during the two to six-month period just before and after the "going live" date. After the implementation is completed, Deltek's consultants typically maintain an ongoing relationship with the customer and assist the customer in refining its systems and adding functionality as its business grows and its requirements change.

     Telephone Support. Deltek provides comprehensive telephone support during business hours as well as supplemental emergency support after hours and on weekends. Deltek maintains a "one-hour call-back policy" under which customers leave a message with a description of their problem and a Deltek support representative who is qualified to handle the specific problem returns the call within one hour. Deltek utilizes a sophisticated in-house support tracking system which enables call, problem and resolution tracking. Deltek also maintains an "open phone" policy whereby customers are encouraged to contact any supervisor or senior manager at Deltek for any reason. Deltek typically handles between 250 and 450 support calls per day.

     Training Classes. Deltek operates training facilities at its McLean, Virginia headquarters and at its offices in San Jose, where it provides regularly scheduled training classes on over 25 topics related to the Company's products to supplement training that its customers receive in connection with their initial system installation. Deltek maintains system laboratories at its training facilities which are available for customer use for testing, benchmarking and troubleshooting. Deltek also offers custom, on-site training classes.

     Product Updates and Enhancements. Since its inception, Deltek has provided periodic updates and enhancements to each of its software products. Typically, the Company provides several minor updates per year, which include system error corrections, tax table updates and other minor enhancements, and new version releases periodically, which include major enhancements and changes to the database design. These product updates and enhancements are provided at no additional charge for customers who purchase support and maintenance services.

     Client/Server Technical Services. To address the challenges that many companies face when implementing a client/server system, Deltek provides client/server and database consulting services together with turnkey hardware and third-party database and operating system software. Deltek believes these services provide a significant benefit to its customers by streamlining their system implementation and providing a complete, turnkey solution.

     Custom Solutions. From time to time, customers require custom modifications to the Company's software or a custom interface to an in-house application. Deltek provides custom programming services through its Custom Solutions Group to assist customers with these needs.

     Web Site Services. Deltek has recently begun to provide several other support services in conjunction with its Web site. Customers may utilize the Web site to download revised software programs and documentation, to communicate with other customers and Deltek's employees, and to join Deltek user groups. These services are provided at no additional charge, as a part of the Company's support and maintenance program.

CUSTOMERS

     Since its inception, the Company has installed more than 1,900 systems for a wide range of project-oriented organizations of all sizes, predominately in the United States. Today, more than 1,700 of these customers, or approximately 90%, remain active users of the Company's products. No customer accounted for more than 10% of the Company's total revenues in 1993, 1994, 1995 or the first nine months of 1996. The following is a representative list of the Company's customers who purchased at least $100,000 of the Company's products and services from January 1, 1992 through September 30, 1996, in some cases for use by a division of the customer, and who are currently receiving support and maintenance services:

Alliedsignal Technical Services Corp.
AEL Industries, Inc.
Alcone Marketing Group
American Institute for Research in the Behavioral
  Sciences
Anteon Corporation
ARINC, Inc.
Atlanta Regional Commission
Ball Aerospace & Technologies Corp.
Bell & Howell Documail Systems, Inc.
Bell Atlantic Federal Integrated Systems, Inc.
Boeing Information Services, Inc.
BTG, Inc.
Capitol Multimedia, Inc.
Chem-Nuclear Systems, Inc.
Coleman Research Corp.
Comsat RSI Inc.
Computer Sciences Corporation
Concurrent Technologies, Corp.
Continuous Electron Beam Research Accelerator
  Facility
Coopers & Lybrand, LLP
Cortez III Service Corp.
Dyncorp

E-Systems Inc.
EA Engineering Science & Technology, Inc.
EDO Corporation
EG&G Defense Materials
Exide Electronics, Inc.
Frontier Engineering, Inc.
GEC Marconi Avionics, Inc.
Hughes STX Corp.
Institute for Defense Analyses Inc.
Johnson Controls World Services, Inc.
KPMG Peat Marwick LLP
Kuwait Dynamics Limited
Lear Astronics Corp.
Lockheed Martin Corp.
Loral Technical Services
Los Alamos Technical Associates Inc.
The Lovelace Institutes
Lucent Technologies, Inc.
Mantech International Corp.
Market Facts, Inc.
Microcrafts Inc.
Monterey Bay Aquarium Research Institute
National Opinion Research Center
Nichols Research Corp.
Northrop Grumman Corp.
Nortel Federal Systems, Inc.
Norton Diamond Film
Orbital Sciences Corporation
Pacific Architects & Engineers, Inc.
Porter Novelli, Inc.
RAPP Collins Worldwide, Inc.
Raytheon Service Co., Inc.
Research Triangle Institute, Inc.
Southern Research Institute, Inc.
Space Telescope Institute
Telephonics Corp.
Titan Systems Corp.
TRW ESSI
UNC Aviation Services, Inc.
U.S. Generating Company
Universities Space Research Association
VSE Corporation
Wyle Laboratories
Xerox Corporation

SALES AND MARKETING

     The Company sells its products and services through its direct sales force. As of September 30, 1996, the Company's sales organization consisted of 22 full-time sales personnel, based at the Company's corporate headquarters in McLean, Virginia and at its offices in Denver, Colorado and San Jose, California.

     The Company's sales cycle begins with the generation of a sales lead or the receipt of a request for proposal. Sales leads are generated by direct mailing to potential customers in selected markets, as well as through advertising, seminars and trade shows. The Company's sales personnel work closely with prospective customers to understand their reasons for undertaking a system change and to identify their specific business and system requirements. They then provide prospective customers with information regarding the capabilities and benefits of the Company's products and to assist in planning for the system implementation. The licensing and implementation of the Company's business software products is often a decision with significant enterprise-wide implications involving a substantial commitment of the customer's management attention and resources. The period between initial customer contact and the customer's purchase commitment is often lengthy and typically ranges from 3 to 18 months. Accordingly, the Company's sales process is subject to delays associated with a lengthy evaluation and approval process that typically accompanies major initiatives or capital expenditures, including delays over which the Company has little or no control.

     Deltek's installed base of approximately 1,700 active customers enables it to generate revenues from support and maintenance services provided to these customers. Deltek's strategy is to maintain and strengthen relationships with its existing customers through the provision of these services and to derive additional software licensing and consulting revenues as these companies grow and their requirements change. An important element of the Company's strategy is to license its Costpoint products to existing System 1 users as these customers reengineer their information systems and migrate to new client/server business software solutions. In support of its efforts to market additional products and services to its existing customer base, the Company conducts on-going customer communications programs and national user conferences every 18 to 24 months.

     The Company's strategy is to expand its sales and marketing activities to target project-oriented organizations in additional markets. Deltek's ability to achieve significant revenue growth in the future will depend in large part on its success in recruiting, training and retaining additional sales, sales support and marketing personnel. In the future, the Company may seek to develop third-party distribution channels and use third-party consultants to provide implementation consulting services. There can be no assurance that the Company would be successful in establishing such third party arrangements, that any such expansion of the Company's sales and support capabilities would result in increased revenues, or that the resulting reduction in the Company's direct involvement with its customers would not adversely affect its competitive position.

PRODUCT DEVELOPMENT

     The Company utilizes a team approach to product development. Deltek's product development is generally organized into teams of 6 to 12 developers who handle a particular product area, a group of programs or functions, or a new development area. Each development team includes one or more subject matter experts who are instrumental in the design of each new module and capability. Following the completion of high-level design, the development team receives assistance from Deltek's database design team which helps with the important step of designing or making changes to the relational database architecture. Throughout the development process, and particularly when the initial programming has been completed, quality assurance team members provide testing and analysis to ensure that the application has been developed using standards and functions appropriate to its design and purpose. Deltek's Object, Class, and Technology group supports each development group and focuses on development, enhancement and maintenance of the object-oriented product development tools used throughout the development process. Deltek utilizes a sophisticated in-house system for tracking the development process, for program check-in and check-out, for version control, and for system error and bug tracking.

     A significant portion of the development related to the Costpoint product line is conducted using a fourth generation client/server development tool called SQLWindows which the Company licenses from Centura. See "Proprietary Rights and Licenses." Using this tool, the Company has developed a number of reusable objects and classes to better facilitate development. In order to optimize performance for process intensive functions in Costpoint, such as project costing and billing applications, the Company makes extensive use of database stored procedures which enable specific applications to operate much faster with considerably less network traffic. C++ programming is also used throughout Costpoint in various situations to improve performance and functionality.

     The Company's product development groups are currently focused on enhancements and customary error corrections to existing versions, and development of future versions of Costpoint, Electronic Timesheet and Allegro. New capabilities currently under development for Costpoint include full support for Windows NT on the client PC, support for the Microsoft SQL Server database, foreign currency handling, enhanced Internet capabilities, additional material management modules, and enhanced functionality for specific project-oriented industries. Development efforts relating to Electronic Timesheet are currently focused on development of a client/server-based version of the software and the further expansion of Internet and intranet timekeeping capabilities. Allegro development is currently focused on developing interfaces that will allow Allegro to be fully integrated with the Company's Costpoint and System 1 products and additional interfaces to products such as Microsoft Project and Primavera. There can be no assurance that the Company will be successful in completing the development of these or other new products and enhancements or that any new product or enhancement that it may introduce will achieve market acceptance.

     The Company intends to continue making substantial investments in product development to address advancements in technology, respond to changing customer requirements, extend the functionality of its current products and expand its product line.

     The Company's software development expenses, exclusive of certain development costs which have been capitalized, were $3.9 million, $3.9 million, $4.9 million and $4.7 million in 1993, 1994, 1995 and the nine-month period ended September 30, 1996, respectively. As of September 30, 1996, the Company had 121 employees engaged in product development and quality assurance activities.

COMPETITION

     The business application software market, including the market for client/server-based business software systems, is intensely competitive and rapidly changing. Deltek's products are targeted toward a wide range of project-oriented organizations, and the competition that the Company encounters varies depending upon the customer's size, industry and specific system requirements. For larger Costpoint implementations, the Company's principal competitors include Oracle, PeopleSoft and SAP. For smaller and medium-size Costpoint and System 1 implementations, the Company's competitors include Great Plains Software, Harper and Shuman, Inc., Maxwell Business Systems, Inc., Platinum Software Corporation, Solomon Software, State of the Art, Inc. and Timberline Software Corporation, some of which offer industry-specific products. Electronic Timesheet competes with electronic timekeeping systems offered by vendors including TIMESLIPS Corporation and Kronos, Inc. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

     Deltek believes that competition in the rapidly evolving markets for business application software is based primarily on product features and functions, product architecture, ease of implementation, vendor and product name recognition and reputation, customer service and support, and price. Deltek believes that it has competed effectively to date on the basis of these factors, and, particularly that its product and marketing focus on the unique needs of profitoriented organizations and its reputation for high quality service and support, its ability to work directly with its customers (rather than through third-party resellers and system implementors) and its ability to provide rapid implementations have constituted competitive advantages.

     Many of the Company's competitors have significantly greater financial, technical, marketing and other resources than the Company. In addition, certain competitors, particularly Oracle, PeopleSoft and SAP, have well-established relationships with the Company's current and prospective customers and with major accounting and consulting firms that may have an incentive to recommend such competitors over the Company. Further, because the Company's products run on RDBMS and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its installed RDBMS customer base. Furthermore, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company. In addition, as the Company attempts to penetrate other strategic vertical markets, it will likely encounter competitors with substantially more experience in those markets.

     There can be no assurance that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing or new competitors entering the markets for its products. In addition, increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

PROPRIETARY RIGHTS AND LICENSES

     The Company's success and ability to compete is dependent in part upon its proprietary software. Deltek relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect its rights in its software. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy, design around or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Furthermore, the Company has no patents, and existing copyright laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position. Deltek believes, however, that because of the rapid rate of technological change in the software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of the Company's employees, frequent product enhancements and the timeliness and quality of support services.

     The Company licenses its products to customers under license agreements which are generally in standard form, although each license is individually negotiated and may contain variations. Deltek's standard license agreement allows the customer to use the Company's products solely on the customer's computer equipment for the customer's internal purposes, and the customer is generally prohibited from sublicensing or transferring the products. The license agreements generally provide that the Company's warranty for its products is limited to correction or replacement of the affected product and that the Company will refund the applicable license fee if the customer is not satisfied with the product for any reason, sets forth the reasons for dissatisfaction, requests the refund prior to the end of the applicable refund period (normally 90 days) and returns all copies of the product to the Company. Deltek's standard license agreement also includes a confidentiality provision protecting proprietary information relating to the Company's products.

     The Company's products are generally provided to customers in object code (machine-readable) format only. From time to time, in limited circumstances, the Company has licensed certain of its products in source code (human-readable) form, subject to customary protections such as use restrictions and confidentiality agreements. In addition, customers can be beneficiaries of a master source code escrow, pursuant to which the source code for Costpoint and System 1 products will be released to end users in the event the Company or its assignee is unable or unwilling to continue to support these products. The provision of source code to the Company's customers may increase the likelihood of misappropriation or other misuse of the Company's intellectual property.

     The Company licenses from third parties, generally on a nonexclusive basis, certain software development tools that the Company utilizes in the development of its products and certain application software that the Company incorporates into its products. Third parties also license to the Company or its customers certain relational database software used in conjunction with the Company's products. See "Business -- Products -- Third-Party Products." Accordingly, the Company is dependent upon such third parties' abilities to deliver quality products, to correct errors, to support their current products, to develop new and enhanced products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. Should these third-party development tools or software products become unavailable, or should their developers fail to adequately support or enhance them, the Company would be required to rewrite its products using different development tools or replace the functionality provided by the third-party software currently used in and licensed with its products. Although the Company believes that other development tools and application and database software with comparable functionality are currently available from other third parties, there can be no assurance that replacement products could be obtained when needed. In addition, there can be no assurance that the Company could successfully rewrite its products using different development tools or that it would not encounter substantial delays in doing so. The inability to rewrite its products using different development tools on a timely and cost-effective basis or the loss of, or any significant delay in the replacement of, the functionality provided by the third-party software could have a material adverse effect on the Company's business, operating results and financial condition. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's products or relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms or at all.

     There are currently no claims pending against the Company relating to the infringement of any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Deltek expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources or cause delays in the delivery or implementation of the Company's products. In addition, such claims could require the Company to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected.

EMPLOYEES

     As of September 30 1996, the Company had 248 full-time employees, including 121 employees primarily engaged in product development and quality assurance, 88 in customer support and training activities, 22 in sales and marketing, and 17 in finance and administration. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. Deltek has never experienced a work stoppage and believes its employee relations are good.

     The success of the Company depends in large part upon its ability to recruit and retain exceptional employees, particularly highly skilled product developers and system consultants. Deltek will likely experience significant competition and difficulties in recruiting such personnel.

FACILITIES

     Deltek's corporate headquarters, its principal administrative, product development, sales and marketing operations and its principal customer training center are located in approximately 60,000 square feet of office space in McLean, Virginia which the Company occupies under leases expiring in March 1999. Deltek also leases approximately 2,200 square feet in San Jose, California, under a lease expiring in December 1996 and approximately 4,000 square feet in Denver, Colorado, under a lease expiring in January 1998. Deltek believes that its existing facilities and offices are adequate to meet its current needs and that, should it be needed, suitable additional or alternative space will be available in the future on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

          NAME             AGE                      POSITION
-------------------------  ---    ---------------------------------------------
Donald deLaski...........  64     Chairman of the Board of Directors and
                                  Treasurer
Kenneth E. deLaski.......  38     President, Chief Executive Officer and
                                  Director
Eric F. Brown............  32     Vice President, Technical Operations
Donald G. Craft..........  44     Vice President, Client Services
Johnny C. Cheng..........  38     Vice President, Material Management Product
                                  Group
Dien Hoang Do............  44     Vice President, Technology
Alan R. Stewart..........  42     Chief Financial Officer and Secretary
Robert E. Gregg..........  49     Director
Darrell J. Oyer..........  55     Director Nominee

     Donald deLaski was a co-founder of the Company in November 1983 and has served as Chairman of the Board of Directors and Treasurer since its inception. Mr. deLaski also served as the Company's Chief Executive Officer from its inception until February 1996. Mr. deLaski is a certified public accountant. Donald deLaski is the father of Kenneth E. deLaski, President and Chief Executive Officer of the Company.

     Kenneth E. deLaski was a co-founder of the Company in November 1983 and has served as a director since its inception. Mr. deLaski also has served as the Company's President since May 1990 and as its Chief Executive Officer since February 1996. From May 1990 to February 1996, he served as the Company's Chief Operating Officer. Mr. deLaski is a certified public accountant. Kenneth E. deLaski is the son of Donald deLaski, Chairman of the Board of Directors and Treasurer of the Company.

     Eric F. Brown was a co-founder of the Company in November 1983. He has served as the Company's Vice President, Technical Operations since May 1990. Prior to May 1990, Mr. Brown held various technical and management positions with the Company, including management of the Company's Technical Services Division, which provides custom programming services to the Company's customers, and various of the Company's product groups responsible for development and maintenance of the Company's core software products.

     Donald G. Craft joined the Company in September 1986. He has served as the Company's Vice President, Client Services since October 1994, and is responsible for all of the Company's accounting consultants and telephone support personnel. From January 1991 to October 1994, Mr. Craft served as the Company's Director of Client Services. Mr. Craft successfully completed the National Uniform Certified Public Accountant Examination.

     Johnny C. Cheng joined the Company in December 1987. He has served as the Company's Vice President, Material Management Product Group since May 1994, and is responsible for the design, development and support of the Company's materials management software products. From December 1987 to May 1994, Mr. Cheng was employed as a senior system consultant responsible for implementing the Company's software systems at customer facilities. Mr. Cheng is a certified public accountant.

     Dien Hoang Do joined the Company in October 1987. He has served as the Company's Vice President, Technology since January 1995, and is responsible for the Company's research and development. From October 1987 to January 1995, Mr. Do held various technical positions with the Company.

     Alan R. Stewart joined the Company in July 1992 as Chief Financial Officer and has served as its Secretary since February 1996. From March 1991 until July 1992, he was employed as Director of Accounting at BTG, Inc., a government contractor. Prior to March 1991, Mr. Stewart held positions as a senior accountant with Touche Ross and Co., as assistant Controller of C3, Inc. and as Controller and Treasurer of Tempest Technologies, Inc. Mr. Stewart is a certified public accountant.

     Robert E. Gregg has served as a Director of the Company since September 1986. He has been a shareholder in Hazel & Thomas, P.C., counsel to the Company, since Hazel & Thomas' inception in 1987.

     Darrell J. Oyer has agreed to become a director of the Company immediately following the closing of this offering. Since June 1991, Mr. Oyer has served as President of Darrell J. Oyer and Company, a consulting company. Mr. Oyer is a certified public accountant.

     As of the date of this Prospectus, there are two vacancies on the Board of Directors, one of which will be filled by Mr. Oyer promptly following the closing of this offering and the other of which the Company intends to fill within 90 days of the date of this Prospectus.

     Deltek's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. Other than the relationship between Donald deLaski and Kenneth E. deLaski, there are no family relationships between any director or executive officer of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors intends to establish an Audit Committee and a Compensation Committee. The Audit Committee will be responsible for reviewing with management the financial controls, accounting, credit and reporting activities of the Company. The Audit Committee will review the qualifications of the Company's independent auditors, will make recommendations to the Board of Directors regarding the selection of independent auditors, will review the scope, fees and results of any audit and will review non-audit services and related fees provided by the independent auditors. The members of the Audit Committee have not yet been appointed. A majority of the members of the Audit Committee will be independent directors. The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Compensation Committee will also administer the Company's 1996 Stock Option Plan and 1996 Employee Stock Purchase Plan. The members of the Compensation Committee have not been appointed. A majority of the members of the Compensation Committee will be independent directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee prior to this offering. Accordingly, the Board of Directors made all decisions concerning executive officer compensation.

DIRECTOR COMPENSATION

     Prior to January 1, 1996, directors did not receive any cash compensation for their services as members of the Board of Directors. Effective January 1, 1996, directors who are not employees of the Company will receive $1,000 for each board or committee meeting attended in person and $750 for each such meeting attended telephonically and will be reimbursed for travel expenses incurred in connection with attending such meetings. Each of the directors who are not employees of the Company will be granted a nonqualified option to purchase 5,000 shares of the Company's Common Stock at the initial public offering price under the Company's 1996 Stock Option Plan. Directors who are employees of the Company will receive no additional cash compensation for their services as members of the Board of Directors or committees thereof other than reimbursement for travel expenses incurred in connection with attending board and committee meetings.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION INFORMATION

     The following table sets forth information concerning the compensation earned during the year ended December 31, 1995 by the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                 COMPENSATION
                                                 ANNUAL             AWARDS
                                              COMPENSATION      ---------------
                                             --------------     OPTIONS GRANTED        ALL OTHER
        NAME AND PRINCIPAL POSITION              SALARY            (SHARES)         COMPENSATION(1)
-------------------------------------------  --------------     ---------------     ---------------
Kenneth E. deLaski.........................     $148,339                --              $10,768(2)
  President and Chief Executive Officer
Donald deLaski.............................      135,012                --                1,930(3)
  Chairman and Treasurer
Eric F. Brown..............................      115,673                --                9,266(4)
  Vice President, Technical Operations
Johnny C. Cheng............................      100,673             5,000                5,034(5)
  Vice President, Materials Management
Dien Hoang Do..............................      106,995             5,000                5,324(5)
  Vice President, Technology

---------------

(1) Does not include pro rata distributions of S Corporation dividends to the individual as a shareholder. See "Prior S Corporation Status" and "Dividend Policy."

(2) Represents premiums and benefits of $3,351 paid under medical insurance and benefit plans and a 401(k) plan matching contribution of $7,417.

(3) Represents premiums and benefits paid under medical insurance and benefit plans.

(4) Represents premiums and benefits of $3,482 and a 401(k) plan matching contribution of $5,784.

(5) Represents a 401(k) plan matching contribution.

  OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning grants of options to purchase the Company's Common Stock made during the year ended December 31, 1995 to the Named Executive Officers.

                                                                                          POTENTIAL REALIZABLE
                                              INDIVIDUAL GRANTS                             VALUE AT ASSUMED
                         ------------------------------------------------------------       ANNUAL RATES OF
                         NUMBER OF                                                            STOCK PRICE
                           SHARES         % OF TOTAL                                        APPRECIATION FOR
                         UNDERLYING     OPTIONS GRANTED      EXERCISE                        OPTION TERM(2)
                          OPTIONS       TO EMPLOYEES IN     PRICE PER      EXPIRATION     --------------------
         NAME             GRANTED         FISCAL YEAR        SHARE(1)         DATE          5%           10%
-----------------------  ----------     ---------------     ----------     ----------     ------       -------
Kenneth E. deLaski.....        --               --                --              --          --            --
Donald deLaski.........        --               --                --              --          --            --
Eric F. Brown..........        --               --                --              --          --            --
Johnny C. Cheng........    15,000             10.4%           $ 0.52          7/1/05      $4,905       $12,431
Dien Hoang Do..........    15,000             10.4              0.52         10/1/05       4,905        12,431

---------------

(1) All options granted during the year ended December 31, 1995 have an exercise price equal to the book value of the Common Stock on the date of grant. The Company granted options to purchase an aggregate of 144,000 shares of the Company's Common Stock to employees during the year ended December 31, 1995.

(2) The potential realizable value is based on the term of the option at the time of grant (ten years). Potential gains are net of the exercise price but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependant on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the date of this Prospectus.

  OPTION EXERCISES AND 1995 YEAR END OPTION VALUES

     The following table sets forth information concerning the exercise of stock options during the year ended December 31, 1995 and the value of options held as of such date by the Named Executive Officers:

                        NUMBER OF                       NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                         SHARES                        UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS AT
                        ACQUIRED                    OPTIONS AT DECEMBER 31, 1995          DECEMBER 31, 1995(2)
                          UPON          VALUE       -----------------------------     -----------------------------
         NAME           EXERCISE     REALIZED(1)    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----------------------  ---------    -----------    -----------     -------------     -----------     -------------
Kenneth E. deLaski....       --             --            --                --              --                --
Donald deLaski........       --             --            --                --              --                --
Eric F. Brown.........       --             --            --                --              --                --
Johnny C. Cheng.......    3,000        $   400         2,400             9,600           $ 320           $ 1,280
Dien Hoang Do.........    6,000          1,306         3,600            11,400             735             1,902

---------------

(1) "Value Realized" represents the fair market value of the underlying Common Stock on the exercise date minus the aggregate exercise price of such options. For purposes of this calculation, the fair market value of the Company's Common Stock as of December 31, 1995 of $0.65 per share, as determined by the Board of Directors, was used.

(2) Based upon the fair market value of the Company's Common Stock as of December 31, 1995 of $0.65 per share, as determined by the Board of Directors, minus the aggregate exercise price of such options.

STOCK PLANS

  1996 STOCK OPTION PLAN

     Deltek's 1996 Stock Option Plan (the "1996 Option Plan") was adopted by the Company's Board of Directors in November 1996 and approved by the Company's shareholders in December 1996. A total of 900,000 shares of Common Stock have been reserved for issuance under the 1996 Option Plan. The 1996 Option Plan will be administered by the Board of Directors or a committee thereof. The 1996 Option Plan provides for grants of "incentive stock options," within the meaning of Section 422 of the Code, to employees (including officers and employee directors), and for grants of nonstatutory options to employees, non-employee directors and consultants. The 1996 Option Plan will terminate in December 2006, unless terminated sooner by the Board of Directors.

     The exercise price of stock options granted under the 1996 Option Plan must be not less than the fair market value of the Common Stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the Common Stock on the date of grant, and the term of the option must not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value of Common Stock (determined as of the date of the option grant) for which an incentive stock option may for the first time become exercisable in any calendar year may not exceed $100,000. The Board of Directors or any committee administering the 1996 Option Plan has discretion to determine exercise schedules and vesting requirements, if any, of all option grants under the 1996 Option Plan.

     As of the date of this Prospectus, no options have been granted under the 1996 Option Plan, and all 900,000 shares remain available for future grants.

  EMPLOYEE TIME ACCELERATED STOCK OPTION PLAN

     Deltek's Time Accelerated Stock Option Plan (the "Accelerated Plan") was adopted by the Company's Board of Directors and approved by its shareholders in April 1996. A total of 1,500,000 shares of Common Stock originally were reserved for issuance under the Accelerated Plan. In December 1996, the Company's Board of Directors reduced the number of shares of Common Stock reserved for issuance under the Accelerated Plan to 648,000, the number of shares of Common Stock issuable upon the exercise of options outstanding as of September 30, 1996. The Accelerated Plan provides for grants of nonstatutory options to key employees of the Company. The Accelerated Plan was discontinued at the time of the adoption of the 1996 Option Plan, and no additional options will be granted under the Accelerated Plan. Options previously granted under the Accelerated Plan will continue to be governed by the terms of the Accelerated Plan, which will be administered by the Board of Directors.

     The exercise price of options granted under the Accelerated Plan must be not less than the fair market value of the Common Stock on the date of grant. The term of options granted under the Accelerated Plan is ten years, subject to certain exceptions. All of the options granted under the Accelerated Plan become exercisable on January 1, 2004. However, upon the occurrence of certain events, including a public offering of the Company's Common Stock, such options will thereafter become exercisable pursuant to a five-year vesting schedule beginning on the date of grant. Any options that are fully vested at the time an optionee's employment with the Company terminates for any reason (other than death, disability or retirement) terminate three months after the date of termination unless earlier exercised.

     As of September 30, 1996, options to purchase 648,000 shares of Common Stock, at a weighted average exercise price of $4.00 per share, were outstanding under the Accelerated Plan. None of such outstanding options were vested.

  1987 EMPLOYEE STOCK OPTION PLAN

     Deltek's 1987 Employee Stock Option Plan (the "1987 Option Plan") was adopted by the Company's Board of Directors and approved by its shareholders in December 1987. A total of 900,000 shares of Common Stock originally were reserved for issuance under the 1987 Option Plan. In December 1996, the Company's Board of Directors reduced the number shares of Common Stock reserved for issuance under the 1987 Option Plan to 388,500, the number of shares of Common Stock issuable upon the exercise of options outstanding as of September 30, 1996. The 1987 Option Plan provides for grants of nonstatutory options to key employees of the Company. The 1987 Option Plan was discontinued at the time of the adoption of the 1996 Option Plan, and no additional options will be granted under the 1987 Option Plan. Options previously granted under the 1987 Option Plan will continue to be governed by the terms of the 1987 Option Plan, which will be administered by the Board of Directors.

     The exercise price of options granted under the 1987 Option Plan is based on the book value of the Common Stock at the end of the fiscal year immediately prior to the year in which the option is granted, as reflected in the Company's audited financial statements, reduced by any dividend declared by the Company with respect to the previous fiscal year. The term of options granted under the 1987 Option Plan is ten years, subject to certain exceptions. Generally, options granted under the 1987 Option Plan become exercisable pursuant to a five-year vesting schedule provided the optionee remains employed full time by the Company and are subject to a right of repurchase by the Company upon the termination of the optionee's employment.

     As of September 30, 1996, options to purchase 388,500 shares of Common Stock, at a weighted average exercise price of $0.41 per share, were outstanding under the 1987 Option Plan. Options to purchase 261,000 of such shares were fully vested as of September 30, 1996. Assuming all of the optionees remain continually employed by the Company, the remaining unvested options will become fully vested by December 31, 1998.

  1996 EMPLOYEE STOCK PURCHASE PLAN

     Deltek's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in November 1996 and approved by its shareholders in December 1996. A total of 400,000 shares of Common Stock are reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be administered by the Compensation Committee of the Board of Directors. Employees (including officers and employee directors of the Company) are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week five months per year. The Purchase Plan will be implemented during sequential six-month offering periods. Deltek has not yet offered or sold shares of Common Stock to employees pursuant to the Purchase Plan, but intends to initiate the first offering under the Purchase Plan on the date of this offering. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation. The price at which stock may be purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Common Stock on the first day of the offering period or the last day of the offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with the Company. In addition, participants may not purchase shares of Common Stock having a value (measured at the beginning of the offering period) greater than $25,000 in any calendar year.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Article 9 of the Virginia Stock Corporation Act (the "VSCA") provides limitations on damages payable by officers and directors, except in cases of willful misconduct or knowing violation of criminal law or any federal or state securities law. Article 10 of the VSCA allows, in general, for indemnification in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director, officer, employee or agent of such corporation.

     As allowed by Article 9 of the VSCA the Company's Articles of Incorporation eliminate the liability of the officers and directors of the Company for monetary damages in any proceeding brought by or in the right of the Company or brought by or on behalf of shareholders of the Company except in cases of willful misconduct or a knowing violation of criminal law or any federal or state securities law. As allowed by Article 10 of the VSCA, the Company's Articles of Incorporation also provide for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because (i) he or she is or was a director or officer of the Company or (ii) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. In addition the Company's Articles of Incorporation expressly authorize the Company to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the Articles of Incorporation and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     The Company intends to enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Articles of Incorporation. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company or any other Company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employer or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a demand for such indemnification.

                              CERTAIN TRANSACTIONS

     Deltek and all of its current shareholders intend to enter into a Tax Indemnification Agreement relating to their respective income tax liabilities prior to the offering. Because the Company will be fully subject to corporate income taxation on and after the Termination Date the reallocation of income and deductions between the period during which the Company was treated as an S Corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Indemnification Agreement is intended to assure that taxes are borne by the Company on the one hand and by the current shareholders on the other, only to the extent that such parties are treated as receiving the related income for income tax purposes. Subject to certain limitations, the Tax Indemnification Agreement generally provides that the current shareholders will be indemnified by the Company with respect to federal and state income taxes shifted from a Company taxable year subsequent to the Termination Date to a taxable year in which the Company was an S Corporation, and the Company will be indemnified by the current shareholders with respect to federal and state income taxes shifted from an S Corporation taxable year to a Company taxable year subsequent to the Termination Date. Any payment made by the Company to the current shareholders pursuant to the Tax Indemnification Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. See "Prior S Corporation Status."

     Robert E. Gregg, a director of the Company, is a shareholder in Hazel & Thomas, P.C., a law firm that the Company has retained. The legal fees paid to Hazel & Thomas by the Company did not exceed 5% of Hagel & Thomas' gross revenues during the firm's last full fiscal year.

     In August 1993, the Company loaned $100,000 to AmText Inc., a corporation owned by the Onae Trust which owns 1,515,000 shares of the Company's Common Stock and on whose Board of Directors Donald deLaski serves. This loan was due and payable on December 29, 1993, and interest on the loan accrued annually at a rate of prime plus 200 basis points. The loan was repaid in full in December 1993.

     Deltek intends to enter into indemnification agreements with each of its executive officers and directors. See "-- Limitation of Liability and Indemnification."

     Deltek believes that all of the foregoing transactions were on terms no less favorable to the Company than would be obtained from unrelated third parties. Any future transactions between the Company and its executive officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties, and any material transactions with any such person will be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by:
(i) each of the Named Executive Officers; (ii) each of the Company's directors;
(iii) all directors and executive officers as a group; (iv) each other person known by the Company to own beneficially more than 5% of the Company's Common Stock; and (v) each Selling Shareholder.

                                            SHARE BENEFICIALLY                       SHARES BENEFICIALLY OWNED
                                               OWNED PRIOR                                     AFTER
                                           TO THE OFFERING (1)                           THE OFFERING(1)(2)
                                           --------------------   NUMBER OF SHARES   --------------------------
            BENEFICIAL OWNER                 NUMBER     PERCENT    BEING OFFERED          NUMBER        PERCENT
-----------------------------------------  ----------   -------   ----------------   ----------------   -------
EXECUTIVE OFFICERS AND DIRECTORS:
  Kenneth E. deLaski(3)..................   5,550,000     36.6%        330,000              5,220,000     31.0%
  Donald deLaski(3)......................   5,100,000     33.6%        348,700              4,751,300     28.2%
  Eric F. Brown(3).......................     525,000      3.5%         33,000                492,000      2.9%
  Johnny C. and Emily Cheng..............      36,000        *              --                 36,000        *
  Donald G. and Monique M. Craft(4)......      36,000        *           3,300                 32,700        *
  Dien Hoang and Thanh Hoang Do..........      34,500        *              --                 34,500        *
  Robert E. Gregg........................          --       --              --                     --       --
  Darrell J. Oyer........................          --       --              --                     --       --
  All directors, director nominees and
     executive officers as a group (9
     persons)(5).........................  11,293,500     74.4%        715,000             10,578,500     62.7
OTHER 5% SHAREHOLDERS:
  Onae Trust, R.A. Jacobs, Trustee.......   1,515,000     10.0%        200,000              1,315,000      7.8
     Milbank, Tweed, Hadley & McCloy
     1 Chase Manhattan Plaza
     New York, NY 10005-1413
OTHER SELLING SHAREHOLDERS:
  Peter S. Novick........................     735,000      4.8%         73,500                661,500      3.9%
  David L. deLaski.......................     225,000      1.5%         22,500                202,500      1.2%
  Edward R. and Kathleen Grubb...........     225,000      1.5%         22,500                202,500      1.2%
  Nancy A. Drake.........................     150,000        *         120,000                 30,000        *
  Gerard L. Kelleher.....................     150,000        *          15,000                135,000        *
  Ellen Martin...........................     127,500        *          12,750                114,750        *
  Dennis P. Barrow.......................     127,500        *          12,750                114,750        *
  Richard A. Darr........................      30,000        *           3,000                 27,000        *
  Thomas W. Dudenhoefer..................      30,000        *           3,000                 27,000        *

---------------

*   Represents less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or will become exercisable within 60 days after September 30, 1996, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each of the individuals listed in the table is: c/o Deltek Systems, Inc., 8280 Greensboro Drive, McLean, Virginia 22102.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Should the Underwriters' over-allotment option be exercised in full, (i) the number of shares being offered would be 450,000 for Kenneth E. deLaski, 653,700 for Donald deLaski and 43,000 for Eric Brown (ii) the number of shares beneficially owned after the offering would be 5,100,000 for Kenneth
    E. deLaski, 4,446,300 for Donald deLaski and 482,000 for Eric Brown and
    (iii) the percentage of shares beneficially owned after the offering would be 29.5% for Kenneth E. deLaski, 25.7% for Donald deLaski and 2.8% for Eric Brown.

(4) Includes 3,000 shares issuable upon exercise of stock options which are exercisable and fully vested within 60 days of September 30, 1996.

(5) Includes 15,000 shares issuable upon exercise of stock options which are exercisable and fully vested within 60 days of September 30, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company will consist of 45,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of Preferred Stock, $.001 par value per share.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, as amended, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     As of September 30, 1996, there were 15,162,750 shares of Common Stock outstanding held of record by 35 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, conversion or redemption rights. All of the outstanding shares of Common Stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 2,000,000 shares of undesignated Preferred Stock. Deltek's Board of Directors has the authority, without further action by the shareholders, to issue such Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences of each such series, any or all of which may be greater than the rights of the Common Stock. It is impossible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

ANTI-TAKEOVER EFFECTS OF VIRGINIA LAW AND ARTICLES OF INCORPORATION

     The Company is a Virginia corporation and subject to the VSCA, which contains certain anti-takeover provisions regulating affiliated transactions and control share acquisitions and validating the adoption of shareholder rights plans. In general, the affiliated transactions provisions prevent a Virginia corporation from engaging in an "affiliated transaction" (as defined) with an "interested shareholder" (generally defined as a person owning more than 10% of any voting securities of the corporation) unless approved by a majority of the "disinterested directors" (as defined) and the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder, subject to certain exceptions. Under the control share acquisitions provisions of the VSCA, shares acquired in a "control share acquisition" (defined generally as transactions that increase the voting strength of the person acquiring such shares above certain thresholds in director elections) generally have no voting rights unless granted by a majority of the outstanding voting stock not owned by the such acquiring person. If such voting rights are granted and the acquiring person controls 50% or more of the voting power, all shareholders, other than the acquiring person, are entitled to receive "fair value" (as defined) for their shares. If such voting rights are not granted, the corporation may, if authorized by its articles of incorporation or bylaws, purchase the acquiring person's shares at their cost to the acquiring person. Deltek's Bylaws authorize such a purchase. Finally, the shareholder rights plan provisions of the VSCA permit the Board of Directors to adopt a shareholder rights plan that could render a hostile takeover prohibitively expensive if the Board determines that such a takeover is not in the best interests of the corporation. The Board of Directors has no present plan for the adoption of any shareholder rights plan and does not intend to adopt any such plan except on terms that the Board of Directors deems to be in the best interests of the Company and its shareholders. The existence of the shareholder rights plan provision of the VSCA, as well as the affiliated transactions and control share acquisition provisions could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

     Deltek's Articles of Incorporation provides that its Board of Directors are divided into three classes, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for shareholders to replace a majority of the directors. The Company's Article of Incorporation also does not provide for cumulative voting rights in the election of directors. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of 66 2/3% or more of the outstanding shares of the Company's stock entitled to vote thereon.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is
                 .

LISTING

     Deltek has applied to have its Common Stock approved for quotation on The Nasdaq National Market under the trading symbol "DLTK."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been any public market for the Common Stock of the Company, and there can be no assurance that a significant public market for the Common Stock will be developed or sustained after the offering. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the trading price of the Common Stock.

     Upon completion of this offering, the Company will have outstanding 16,862,750 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 2,900,000 shares offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

     The remaining 13,962,750 shares of Common Stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     Pursuant to certain "lock-up" agreements, all of the officers, directors and certain other holders of Common Stock, who collectively hold approximately 13,275,000 shares, have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of such shares for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities. Taking into account these lock-up agreements, the number of Restricted Shares that will be available for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144, will be as follows: (i) approximately 170,250 shares will be eligible for immediate sale as of the date of this Prospectus, (ii) approximately 93,000 additional shares will be eligible for sale beginning 90 days after the date of this Prospectus pursuant to Rules 144 and 701, and (iii) approximately 13,275,000 additional shares will be eligible for sale beginning 180 days after the date of this Prospectus. Approximately 424,500 remaining Restricted Shares will not be eligible for sale pursuant to Rule 144 until the expiration of their applicable two-year holding periods, which will expire between January 1, 1998 and September 15, 1998.

     Subject to lock-up agreements, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 168,673 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate of the Company) is entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

     Deltek has reserved an aggregate of 2,336,500 shares of Common Stock for issuance pursuant to the Company's stock option and purchase plans. As of September 30, 1996, options to purchase a total of 1,036,500 shares of Common Stock were outstanding under the Company's stock option plans. The Company intends to file registration statements on Form S-8 under the Securities Act approximately 90 days after the date of this Prospectus to register an aggregate of 1,300,000 shares of Common Stock issued or reserved for issuance under the 1996 Option Plan and the Purchase Plan. Shares of Common Stock issued under the foregoing plans after the filing of such registration statements will be freely tradeable in the public market, subject in the case of certain holders to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements with the Underwriters and vesting restrictions imposed by the Company.

                                  UNDERWRITING

     Montgomery Securities and William Blair & Company, L.L.P. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................
    William Blair & Company, L.L.P. ..........................................

              Total...........................................................  2,900,000

     The Underwriters have advised the Company that they initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of
not more than $          per share, and the Underwriters may allow, and such
dealers may reallow, a concession of not more than $          per share to
certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters may offer the shares of Common Stock through a selling group.

     Certain of the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 345,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,900,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Deltek's officers and directors, the Selling Shareholders and certain other holders of Common Stock, who collectively hold approximately 13,275,000 shares of Common Stock, have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock of the Company, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to agreements not to sell. In addition, the Company has agreed that for a period of 180 days from the date of this Prospectus it will not without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, sell, issue, distribute, grant options to purchase or otherwise dispose of any equity securities except for: (i) the shares of Common Stock offered hereby; (ii) shares of Common Stock issued in connection with acquisitions; (iii) shares of Common Stock issued upon the exercise of outstanding stock options described in this Prospectus; or (iv) the issuance of options under the 1996 Option Plan and the issuance of Common Stock upon the exercise thereof and under the Purchase Plan.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Gray Cary Ware & Freidenrich, A Professional Corporation and Brobeck, Phleger & Harrison LLP, will rely as to all matters of Virginia law on Hazel & Thomas, P.C., Falls Church, Virginia, counsel to the Company.

                                    EXPERTS

     The audited financial statements of the Company for the three years ended December 31, 1995 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

                             ADDITIONAL INFORMATION

     Deltek has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of such site is http://www.sec.gov.

     Deltek will furnish its stockholders with annual reports containing financial statements audited by independent accountants and quarterly reports for the first three quarters of each year containing unaudited financial statements. This Prospectus includes trademarks, tradenames and service marks of other companies.

                              DELTEK SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................   F-2
Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996 (unaudited)....   F-3
Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995 and for
  the Nine Months Ended September 30, 1995 (unaudited) and 1996 (unaudited)...........   F-4
Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995 and for the Nine Months Ended September 30, 1996 (unaudited)..........   F-5
Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995 and for
  the Nine Months Ended September 30, 1995 (unaudited) and 1996 (unaudited)...........   F-6
Notes to Financial Statements.........................................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Deltek Systems, Inc.:

     We have audited the accompanying balance sheets of Deltek Systems, Inc. (a Virginia corporation), as of December 31, 1994 and 1995, and the related statements of operations, changes in shareholders' equity, and cash flows for the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deltek Systems, Inc., as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
December 17, 1996

                              DELTEK SYSTEMS, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31,                        PRO FORMA
                                                    -----------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                     1994      1995         1996            1996
                                                    -------   -------   -------------   -------------
                                                                                 (UNAUDITED)
                                               ASSETS
Current assets:
  Cash and cash equivalents.......................  $ 1,866   $ 4,393      $ 4,698         $ 4,698
  Marketable securities...........................    2,049     3,128           --              --
  Accounts receivable, net of allowance for
     doubtful accounts of $256, $343, and $207,
     respectively.................................    4,153     6,042        8,437           8,437
  Inventories.....................................      140       100          241             241
  Prepaid expenses and other current assets.......      519       574          600             600
                                                     ------    ------       ------
          Total current assets....................    8,727    14,237       13,976          13,976
                                                     ------    ------       ------          ------
Furniture, equipment, and leasehold improvements,
  at cost, net of accumulated depreciation and
  amortization of $1,247, $1,630, and $2,007,
  respectively....................................    1,061     1,299        1,708           1,708
                                                     ------    ------       ------          ------
Computer software development costs, at cost, net
  of accumulated amortization of $956, $1,232, and
  $1,666, respectively............................    1,718     2,547        2,564           2,564
Other assets......................................       --        --          130             130
                                                     ------    ------       ------          ------
          Total assets............................  $11,506   $18,083      $18,378         $18,378
                                                     ======    ======       ======          ======
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses...........  $ 1,106   $ 1,724      $ 2,909         $ 2,909
  Accrued dividends payable.......................       --     2,594           --           2,300
  Short-term notes payable to shareholders........       --        --           --           4,000
  Deferred revenue................................    3,597     4,916        8,282           8,282
  Deferred income taxes...........................       --        --           --              --
                                                     ------    ------       ------          ------
          Total current liabilities...............    4,703     9,234       11,191          17,491
                                                     ------    ------       ------          ------
Commitments (Note 7)
Shareholders' equity:
  Preferred stock, $0.001 par value per share;
     2,000,000 shares authorized; none issued or
     outstanding..................................       --        --           --              --
  Common stock, $0.001 par value; 45,000,000
     shares authorized; 15,018,750 and 15,050,250
     shares issued and outstanding at December 31,
     1994 and 1995, respectively, and 15,162,750
     shares issued and outstanding at September
     30, 1996.....................................       15        15           15              15
  Paid-in capital.................................       62        75        1,936           1,936
  Retained earnings...............................    6,726     8,736        5,758            (542)
  Unrealized gain on marketable securities........       --        23           --
                                                     ------    ------       ------          ------
                                                      6,803     8,849        7,709           1,409
                                                     ------    ------       ------          ------
  Less -- Unearned compensation...................       --        --          522             522
                                                     ------    ------       ------          ------
          Total shareholders' equity..............    6,803     8,849        7,187             887
                                                     ------    ------       ------          ------
          Total liabilities and shareholders'
            equity................................  $11,506   $18,083      $18,378         $18,378
                                                     ======    ======       ======          ======

      The accompanying notes are an integral part of these balance sheets.

                              DELTEK SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                     YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995      1995      1996
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Revenues:
  License fees...................................  $ 7,551   $ 7,360   $ 9,720   $ 6,064   $ 8,422
  Services.......................................   10,093    12,545    15,154    10,863    14,548
  Third-party equipment and software.............    1,773     1,451     1,975     1,591     1,401
                                                   -------   -------   --------  -------   --------
                                                    19,417    21,356    26,849    18,518    24,371
                                                   -------   -------   --------  -------   --------
Operating expenses:
  Cost of software...............................      665       766       893       584     1,047
  Cost of services...............................    3,611     4,171     5,151     3,470     5,995
  Cost of third-party equipment and software.....    1,298     1,054     1,580     1,247     1,147
  Software development...........................    3,931     3,877     4,934     3,436     4,658
  Sales and marketing............................    1,538     1,852     2,743     1,995     2,467
  General and administrative.....................    1,285     1,593     1,875     1,337     1,721
  Stock option compensation......................       --        --        --        --       867
  Purchased in-process research and
     development.................................       --        --        --        --       394
                                                   -------   -------   -------   -------   --------
          Total operating expenses...............   12,328    13,313    17,176    12,069    18,296
                                                   -------   -------   --------  -------   --------
Income from operations...........................    7,089     8,043     9,673     6,449     6,075
Interest income..................................      242       257       393       295       287
                                                   -------   -------   --------  -------   --------
Income before state income taxes.................    7,331     8,300    10,066     6,744     6,362
Provision for state income taxes.................       51        65        45        34        75
                                                   -------   -------   --------  -------   --------
Net income.......................................  $ 7,280   $ 8,235   $10,021   $ 6,710   $ 6,287
                                                   =======   =======   ========  =======   ========
Pro forma statement of operations data
  (unaudited):
  Income before provision for income taxes, as
     reported....................................  $ 7,331   $ 8,300   $10,066   $ 6,744   $ 6,362
  Income tax provision...........................    2,787     3,156     3,827     2,564     2,483
                                                   -------   -------   --------  -------  ---------
  Net income.....................................  $ 4,544   $ 5,144   $ 6,239   $ 4,180   $ 3,879
                                                   =======   =======   ========  =======   ========
  Net income per share...........................                      $  0.40             $  0.25
                                                                       ========            ========
  Weighted average shares outstanding............                       15,552              15,555
                                                                       ========            ========

        The accompanying notes are an integral part of these statements.

                              DELTEK SYSTEMS, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND
              THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       COMMON STOCK                             UNREALIZED
                                  ----------------------                         GAIN ON                        TOTAL
                                                  PAR      PAID-IN   RETAINED   MARKETABLE     UNEARNED     SHAREHOLDERS'
                                    SHARES       VALUE     CAPITAL   EARNINGS   SECURITIES   COMPENSATION      EQUITY
                                  ----------   ---------   -------   --------   ----------   ------------   -------------
Balance, December 31, 1992......  15,000,000      $15      $    --   $  6,012      $ --         $   --         $ 6,027
  Cash dividends................          --       --           --     (6,647)       --             --          (6,647)
  Exercise of stock options.....     418,500       --           42         --        --             --              42
  Common stock purchased and
     retired....................    (419,250)      --           --       (936)       --             --            (936)
  Net income....................          --       --           --      7,280        --             --           7,280
                                                   --
                                  ----------    ------      ------    -------      ----          -----         -------
Balance, December 31, 1993......  14,999,250       15           42      5,709        --             --           5,766
  Cash dividends................          --       --           --     (7,186)       --             --          (7,186)
  Exercise of stock options.....      87,000       --           20         --        --             --              20
  Common stock purchased and
     retired....................     (67,500)      --           --        (32)       --             --             (32)
  Net income....................          --       --           --      8,235        --             --           8,235
                                                   --
                                  ----------    ------      ------    -------      ----          -----         -------
Balance, December 31, 1994......  15,018,750       15           62      6,726        --             --           6,803
  Cash dividends................          --       --           --     (5,417)       --             --          (5,417)
  Accrued dividends payable.....          --       --           --     (2,594)       --             --          (2,594)
  Exercise of stock options.....      31,500       --           13         --        --             --              13
  Unrealized holding gain on
     marketable securities......          --       --           --         --        23             --              23
  Net income....................          --       --           --     10,021        --             --          10,021
                                                   --
                                  ----------    ------      ------    -------      ----          -----         -------
Balance, December 31, 1995......  15,050,250       15           75      8,736        23             --           8,849
  Cash dividends................          --       --           --     (9,265)       --             --          (9,265)
  Exercise of stock options.....      10,500       --            5         --        --             --               5
  Acquisition of the Allegro
     Group, Inc.................     102,000       --          408         --        --             --             408
  Unrealized holding gain on
     marketable securities......          --       --           --         --       (23)            --             (23)
  Conversion of book value plan
     to fair value plan (Note
     8).........................          --       --        1,448         --        --           (522)            926
  Net income....................          --       --           --      6,287        --             --           6,287
                                                   --
                                  ----------    ------      ------    -------      ----          -----         -------
Balance, September 30, 1996
  (unaudited)...................  15,162,750      $15      $ 1,936   $  5,758      $ --         $ (522)        $ 7,187
                                  ==========    =======     ======    =======      ====          =====         =======

        The accompanying notes are an integral part of these statements.

                              DELTEK SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND
         THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                   NINE MONTHS
                                                                                      ENDED
                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                               ----------------------------     ------------------
                                                1993      1994       1995        1995       1996
                                               -------   -------   --------     -------   --------
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income.................................  $ 7,280   $ 8,235   $ 10,021     $ 6,710   $  6,287
  Adjustments to reconcile net income to net
     cash provided by operating activities --
     Depreciation and amortization...........      524       768        665         427        797
     Compensation, noncash...................       --        --         --          --        926
     Purchased research and development,
       noncash charge........................       --        --         --          --        394
     Loss (gain) on disposal of fixed
       assets................................       --        (7)        13          (2)        --
     Accreted interest on marketable
       securities............................       --       (30)       (61)        (59)        61
     Change in accounts receivable, net......     (599)   (1,114)    (1,889)     (1,394)    (2,395)
     Change in prepaid expenses, inventories,
       and other current assets..............     (145)     (204)       (15)         35       (167)
     Change in accounts payable and accrued
       expenses..............................      (22)     (157)       618         938      1,186
     Change in deferred revenue..............      436     2,142      1,319       1,514      3,223
                                                ------    ------    -------      ------    -------
          Net cash provided by operating
            activities.......................    7,474     9,633     10,671       8,169     10,312
                                                ------    ------    -------      ------    -------
Cash flows from investing activities:
  Sale (purchase) of marketable securities...       --    (2,006)      (993)     (1,011)     3,068
  Purchase of property and equipment.........     (476)     (516)      (642)       (473)      (769)
  Capitalization of computer software
     development costs.......................     (351)   (1,411)    (1,105)     (1,019)      (452)
                                                ------    ------    -------      ------    -------
          Net cash (used in) provided by
            investing activities.............     (827)   (3,933)    (2,740)     (2,503)     1,847
                                                ------    ------    -------      ------    -------
Cash flows from financing activities:
  Cash dividends paid to stockholders........   (6,647)   (7,186)    (5,417)     (5,412)   (11,859)
  Cash proceeds from exercise of stock
     options.................................       52        20         13          11          5
  Treasury stock purchased and retired.......     (937)      (32)        --          --         --
                                                ------    ------    -------      ------    -------
          Net cash used in financing
            activities.......................   (7,532)   (7,198)    (5,404)     (5,401)   (11,854)
                                                ------    ------    -------      ------    -------
Net increase (decrease) in cash and cash
  equivalents................................     (885)   (1,498)     2,527         265        305
Cash and cash equivalents, beginning
  of year....................................    4,249     3,364      1,866       1,866      4,393
                                                ------    ------    -------      ------    -------
Cash and cash equivalents, end of year.......  $ 3,364   $ 1,866   $  4,393     $ 2,131   $  4,698
                                                ======    ======    =======      ======    =======
Supplemental disclosure of cash flow
  information:
  Allegro acquisition (Note 2)...............       --        --         --          --         --
  Cash paid during the year for income
     taxes...................................  $    56   $    65   $     45     $    --   $     --
                                                ======    ======    =======      ======    =======

        The accompanying notes are an integral part of these statements.

                              DELTEK SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1993, 1994, 1995, AND
                         SEPTEMBER 30, 1996 (UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Deltek Systems, Inc. (the "Company"), was incorporated in 1983 under the laws of the Commonwealth of Virginia. The Company designs, develops, sells and supports a family of integrated software products that provide project-oriented businesses with tools to manage, operate and grow their operations. The Company's family of software products consists of Costpoint, the Company's advanced client/server, enterprise-level business software system designed for project-oriented organizations; System 1, a DOS-based accounting and management system designed primarily for organizations providing goods and services under contracts with the federal government; Electronic Timesheet, an employee timekeeping system; and Allegro, a project and resource management tool.

Recapitalization and Stock Split

     On December 13, 1996, the Company amended its Articles of Incorporation to increase the number of authorized shares of common stock to 45,000,000 and to authorize 2,000,000 shares of undesignated preferred stock. The Company's Board of Directors has the authority, without further action by the shareholders, to issue such preferred stock in one or more series and to fix the terms and rights of the preferred stock. Such actions by the Board of Directors could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of the Company or make removal of management more difficult. At present, the Company has no plans to issue any of the preferred stock.

     On December 13, 1996, the Board of Directors effected a three-for-one stock split by means of a stock dividend. The stock split has been reflected retroactively in the financial statements for all periods presented.

Pro Forma Financial Information (Unaudited)

     The pro forma financial information gives effect to the planned declaration of a $6.3 million distribution to the Company's shareholders, representing undistributed previously taxed S Corporation earnings as of September 30, 1996, assuming the Company had terminated its S Corporation status as of that date. On a pro forma basis, this amount is recorded as $2,300,000 in accrued dividends payable and $4,000,000 in short-term notes payable. The deferred tax liability that would have been recorded if the Company had terminated its S Corporation status as of September 30, 1996 would not have been material. Pro forma net income is based on the assumption that the Company's S Corporation status was terminated at the beginning of each year.

Net Income Per Share

     Net income per common and equivalent shares is based on the weighted average equivalent shares outstanding during the period and assumes the dilutive effect of all options as if they were outstanding for all periods presented prior to the offering (using the treasury stock method and assuming a per share price of $12.00).

     Primary earnings per share are not presented because the difference between these amounts and the amounts presented is not material.

Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                              DELTEK SYSTEMS, INC.

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     The Company grants perpetual licenses under a standard license agreement. The Company historically has granted its customers the right to return its software products for a refund of the license fee during a refund period which is generally 60 to 90 days from the date of the license agreement, although the Company occasionally has provided, and may in the future provide, longer refund periods for larger, more complex Costpoint installations. The Company recognizes license fees from its System 1 and Electronic timesheet products upon delivery, whereas Costpoint license fees are recognized upon the expiration of the applicable refund period and are recorded as deferred revenue until recognized (Note 6). For contracts that involve significant installment payments, the Company also evaluates whether fees are fixed and determinable. If the fees are not fixed and determinable, the Company defers the recognition of revenue until the payments become due. Implementation and other consulting services are provided on a time and materials basis, billed monthly or semi-monthly and recognized as the services are performed. Telephone support and periodic enhancements and updates are provided for maintenance fees that are payable quarterly and initially represent between 15% and 20% of the related software license fee on an annual basis. Revenue from quarterly maintenance and support service is recognized over the term of the support, which is generally three months. Revenue from third-party equipment and software is derived from the resale and sublicensing of third-party hardware and software products in connection with the license and installation of the Company's systems and is generally recognized upon delivery.

     The American Institute of Certified Public Accountants (the "AICPA") recently approved for exposure a draft Statement of Position (the "Exposure Draft") that would supersede SOP 91-1, Software Revenue Recognition. The Exposure Draft provides additional guidance to multiple elements: returns, exchanges, and platform transfer rights; resellers; services; funded software-development arrangements; and contract accounting. If approved, the Exposure Draft would need to be implemented for years beginning after December 15, 1996. While the Company is still analyzing the Exposure Draft, it believes that the proposed changes will not have a material adverse financial impact on the Company.

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

     Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which are generally five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market. Inventories consist principally of equipment purchased for resale and software user manuals.

Capitalized Computer Software Development Costs

     Computer software development costs for products are capitalized subsequent to the establishment of technological feasibility, as evidenced by detailed program designs. Capitalization ceases when the products are available for general release to customers, at which time amortization of the capitalized costs begins on a

                              DELTEK SYSTEMS, INC.

straight-line basis over the estimated lives of the products, which are generally five years. Amortization expense of approximately $208,000, $406,000, $276,000, and $434,000 was recorded related to these costs during 1993, 1994, 1995, and for the nine months ended September 30, 1996, respectively, and is included in cost of software.

Marketable Securities

     Effective January 1, 1994, the Company adopted the fair value method of accounting for certain investments in debt and equity securities under Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The adoption of SFAS No. 115 had no effect on the Company's financial position or results of operations in the year ended December 31, 1994. At acquisition, debt and equity securities are classified into three categories: held-to-maturity, available-for-sale, or trading. At each reporting date, the appropriateness of the classifications is reassessed.

     Included in the balance sheets at December 31, 1994 and 1995 are marketable securities of approximately $2,049,000 and $3,103,000, respectively, that are U.S. Treasury securities classified as available-for-sale and recorded at fair value. As of December 31, 1995, the Company recorded an unrealized gain of approximately $23,000 as a separate component of shareholders' equity. No unrealized gain or loss was recorded at December 31, 1994, as fair value approximated cost.

Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains cash and cash equivalents with high credit quality financial institutions. Marketable securities consist primarily of U.S. Treasury securities with original maturities at date of purchase beyond three months. The credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Actual losses and allowances have been within management's expectations.

Fair Value of Financial Instruments

     Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that imposes an obligation to deliver cash or other financial instruments to a second party. The carrying amounts of current assets and current liabilities in the accompanying financial statements approximate fair value due to the short maturity of these instruments.

Income Taxes

     The Company has elected to be treated as an S Corporation for federal income tax purposes. Accordingly, income or loss is prorated among the stockholders and reported on their individual income tax returns. The accompanying statements include a provision for state income taxes related to certain states that do not recognize S Corporation status for state income tax purposes.

     Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and tax basis of assets and liabilities are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse. As of December 31, 1994 and 1995, differences between the financial statement and tax basis of assets and liabilities in states not recognizing S Corporation status were insignificant. On a pro forma basis, the deferred tax liability that would have been recorded if the Company had terminated its S Corporation status as of September 30, 1996 would not have been material.

                              DELTEK SYSTEMS, INC.

Impairment of Long-Lived Assets

     The Company complies with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company reviews its long-lived assets, including software development costs; property, plant, and equipment; identifiable intangibles; and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

Interim Financial Statements

     The accompanying interim unaudited consolidated financial statements, as of September 30, 1996, and for the nine months ended September 30, 1995 and 1996, of the Company have been prepared by the Company and have not been audited. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been omitted from the accompanying interim statements. The Company believes that the disclosures made are adequate to prevent the information presented from being misleading.

     In the opinion of the Company, the accompanying interim unaudited consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 1996, and the results of its operations and its cash flows for the nine months ended September 30, 1995 and 1996.

2. ALLEGRO ACQUISITION:

     On September 18, 1996, the Company acquired, in a tax-free exchange, from The Allegro Group, Inc. ("Allegro"), substantially all of the assets relating solely to Allegro's software business, and assumed certain related liabilities, in exchange for 102,000 shares of the Company's common stock, valued at $4.00 per share. The Company recorded the acquisition using the purchase method of accounting.

     Upon evaluation, the Company assigned approximately $130,000 to intangible assets and is amortizing this amount over five years. The Company assigned $394,000 to in-process research and development and expensed this amount. In the opinion of management, the acquired in-process research and development had not yet reached technological feasibility and had no alternative future uses. The Company recorded approximately $140,000 in assumed liabilities of Allegro, primarily related to deferred consulting revenue.

     In addition, the Company entered into a three-year employment agreement beginning October 1, 1996, with the two principals of Allegro for a base salary and incentive compensation based upon revenue and profit growth of the Allegro division of the Company.

3. ACCOUNTS RECEIVABLE:

     The Company periodically licenses its software to certain customers under monthly installment plans. Unbilled accounts receivable that relate primarily to installment sales were approximately $1,697,000 and $1,490,000 at December 31, 1994 and 1995, respectively, and $3,220,000 at September 30, 1996 (unaudited). Installment plans extending longer than four months are generally interest-bearing.

                              DELTEK SYSTEMS, INC.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                               ---------------   SEPTEMBER 30,
                                                                1994     1995        1996
                                                               ------   ------   -------------
                                                                                  (UNAUDITED)
                                                                       (IN THOUSANDS)
    Accrued wages and other employee benefits................  $  742   $  942      $ 1,579
    Deferred rent credit.....................................     116       70           52
    Accounts payable and other accrued expenses..............     248      712        1,278
                                                               ------   ------       ------
                                                               $1,106   $1,724      $ 2,909
                                                               ======   ======       ======

5. CREDIT FACILITIES:

     The Company has an unused credit facility with a bank providing for a $1,000,000 operating capital line of credit and a $100,000 equipment loan facility to fund fixed-asset acquisitions. Loans under both facilities are secured by substantially all of the Company' s assets. Borrowings under the operating capital line of credit bear interest at the lender's prime rate. Borrowings under the equipment loan facility bear interest at the prime rate plus 1/2%, or the lender's cost of funds plus 2%. Borrowings under the operating capital line of credit are limited to 80% of eligible billed receivables, as defined. Borrowings under the equipment loan facility are limited to 100% of the cost of equipment purchased. The prime rate was 8.5% at December 31, 1995. The lender's cost of funds ranged from 5.4 to 5.5%, based upon the term of the loan, at December 31, 1995. Subsequent to year-end, the credit facility was renewed and will expire on April 30, 1997, subject to the condition that the Company maintains minimum working capital of at least $1,500,000; a ratio of debt-to-tangible net worth, as defined, of not more than 3.75:1.0; and a minimum current ratio, as defined, of 1.1:1.0.

6. DEFERRED REVENUE:

     The Company had deferred revenue of approximately $1,934,000 and $2,786,000 as of December 31, 1994 and 1995, respectively, and $5,029,293 at September 30, 1996 (unaudited), attributable to the sales of licenses of Costpoint software. The revenue related to Costpoint will be recognized upon the expiration of the refund period, right of return, generally 60 to 90 days from the date of sale, and the fulfillment of any significant vendor obligations (Note 1). Also included in deferred revenue is ongoing software support and consulting and training services.

7. COMMITMENTS:

Office Space Lease

     The Company leases office space under noncancelable operating leases. Minimum rental expense is recognized on a straight-line basis over the term of the lease, regardless of when payments are due. Rent expense was approximately $757,000 and $809,000 for the years ended December 31, 1994 and 1995, respectively. The Company's primary lease expires in 1999.

                              DELTEK SYSTEMS, INC.

     As of December 31, 1995, the future minimum lease payments are as follows:


                           YEAR ENDING DECEMBER 31,                          AMOUNT
        ---------------------------------------------------------------  --------------
                                                                         (IN THOUSANDS)
        1996...........................................................      $  915
        1997...........................................................         915
        1998...........................................................         915
        1999...........................................................         229
                                                                             ------
                                                                             $2,974
                                                                             ======

Profit-Sharing Plan

     The Company has a 401(k) profit-sharing plan covering all eligible employees. Employees are eligible to participate in the plan after they have completed six months of service. Once the eligibility requirement is satisfied, employees may become participants on the earlier of the first day of the plan year or the first day of the seventh month of the plan year coinciding with the employees' eligibility. Company contributions vest ratably over five years. The Board of Directors approved a contribution of 5% of eligible compensation for 1994 and 1995. The Company's contribution for 1994 and 1995 was approximately $324,000 and $438,000, respectively.

8. EMPLOYEE STOCK OPTION PLANS:

1987 Employee Stock Option Plan

     Prior to April 1, 1996, the Company's sole stock option plan was the 1987 Employee Stock Option Plan (the "Book Value Plan"), a nonqualified plan under which 900,000 shares of common stock were originally reserved for issuance. In December 1996, the Board of Directors reduced the number of shares of common stock reserved for issuance under the Plan to equal the number of shares issuable upon the exercise of options outstanding at September 30, 1996. The exercise price of options granted under the Book Value Plan was based on the book value per share at the end of the fiscal year immediately preceding the grant, reduced by any dividends declared by the Company related to the previous year. The Company recorded compensation expense based on the change in the formula price per share and the exercise price of the option. Options are exercisable over ten years, subject to a five-year vesting period.

     Options granted pursuant to the Book Value Plan are generally nontransferable, and shares issued pursuant to the exercise of these options are subject to a right of first refusal by the Company. Since the Company has over 30 shareholders at December 31, 1995, under the provisions of the Book Value Plan, the Company may decline to accept a notice of exercise of vested options. This provision expires upon a sale of the Company or upon the initial public offering of the Company's common stock. In the event that an employee ceases to be employed, the Company will have the right, but not the obligation, to purchase at a specified price all the stock purchased by the former employee.

     In June 1996, the Company amended the Book Value Plan to change the exercise price of future options to be granted thereunder from a formula price based on book value to the fair market value of the underlying common stock. As a result, the Company recorded a non-recurring, non-cash charge to operations in the amount of $867,000, representing the aggregate difference between the exercise price of outstanding vested options and $4.00 per share, the appraised market value of the underlying common stock at June 30, 1996. Additional compensation charges of up to $522,000 will be recorded through December 31, 1998, as outstanding options continue to vest under this plan.

                              DELTEK SYSTEMS, INC.

Employee Time Accelerated Stock Option Plan

     On April 1, 1996, the Company created the Employee Time Accelerated Stock Option Plan (the "Accelerated Plan"), under which 1,500,000 shares of common stock are reserved for issuance, and granted options thereunder to purchase 648,000 shares at an exercise price of $4.00 per share, the appraised value of the common stock on the date of grant. Since the exercise price of these options is equal to the appraised fair value of the common stock on the date of grant, the Company recorded no compensation expense in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. These options vest 100% on January 1, 2004. However, in the event of an acquisition or an initial public offering of the Company's common stock, these options will vest ratably over a five year period from the date of grant. Other provisions of the Accelerated Plan are consistent with the Book Value Plan described above.

1996 Stock Option Plan

     The Company's Board of Directors and the shareholders of the Company adopted a new 1996 Stock Option Plan (the "1996 Option Plan") in December 1996. A total of 900,000 shares of common stock have been reserved for issuance under the 1996 Option Plan. No options have been granted. The 1996 Option Plan provides for grants of incentive stock options to employees (including officers and employee directors) and for grants of nonstatutory options to employees, nonemployee directors and consultants.

     The exercise price of incentive stock options granted under the 1996 Option Plan must not be less than the fair market value of the common stock on the date of the grant, and the exercise price of nonstatutory options must not be less than 85% of the fair market value of the common stock on the date of the grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of the Company's outstanding common stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the common stock on the date of the grant, and the term of the option must not exceed five years. The terms of all other options may not exceed 10 years.

1996 Employee Stock Purchase Plan

     The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors and approved by the shareholders of the Company in December 1996. A total of 400,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 85% percent of the lower of fair market value of the common stock on the first day of the offering period or the last day of the offering period.

                              DELTEK SYSTEMS, INC.

Summary Activity

     The following table summarizes the activity of all the Company's stock option plans:

                                                              NUMBER            PRICE
                                                             OF SHARES        PER SHARE
                                                             ---------     ---------------
    Shares under option, December 31, 1993.................    435,000    $0.075 -- $0.392
      Options granted......................................     33,000          0.443
      Options canceled.....................................    (61,500)          --
      Options exercised....................................    (87,000)    0.075 --  0.392
                                                             ---------
    Shares under option, December 31, 1994.................    319,500     0.249 --  0.443
                                                             ---------
      Options granted......................................    144,000          0.517
      Options canceled.....................................    (24,000)    0.304 --  0.392
      Options exercised....................................    (31,500)    0.249 --  0.517
                                                             ---------
    Shares under option, December 31, 1995.................    408,000     0.249 --  0.517
                                                             ---------
      Options granted......................................    657,000          4.000
      Options canceled.....................................    (18,000)    0.517 --  4.000
      Options exercised....................................    (10,500)    0.392 --  4.000
                                                             ---------
    Shares under option, September 30, 1996 (unaudited)....  1,036,500     0.249 --  4.000
                                                             =========

     As of December 31, 1995, a total of 21,750 shares of common stock were available for future option grants under the Book Value Plan. Of the options outstanding at December 31, 1995, options to purchase 200,400 shares are immediately exercisable at exercise prices ranging from $0.249 to $0.517 per share.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for the Company's December 31, 1996 financial statements. SFAS No. 123 allows companies to either account for compensation under the new provisions of SFAS No. 123 or the provision of APB No. 25, Accounting for Stock Issued to Employees, but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25. As such, the adoption of SFAS No. 123 will not impact the financial position or the results of operations of the Company.

------------------------------------------------------
------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                         Page
                                         ----
Prospectus Summary....................      3
Risk Factors..........................      5
Prior S Corporation Status............     13
Use of Proceeds.......................     14
Dividend Policy.......................     14
Capitalization........................     15
Dilution..............................     16
Selected Financial Data...............     17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     19
Business..............................     29
Management............................     42
Certain Transactions..................     48
Principal and Selling Shareholders....     49
Description of Capital Stock..........     51
Shares Eligible for Future Sale.......     53
Underwriting..........................     55
Legal Matters.........................     56
Experts...............................     56
Additional Information................     57
Index to Financial Statements.........    F-1

                          ----------------------------

  Until        , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,900,000 SHARES

                              DELTEK SYSTEMS, INC.

                                  COMMON STOCK
                          ----------------------------
                                   PROSPECTUS
                          ----------------------------

                             MONTGOMERY SECURITIES

                            WILLIAM BLAIR & COMPANY

                                            , 1997

------------------------------------------------------
------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant and the Selling Shareholders in connection with the sale and distribution of the securities being registered. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and The Nasdaq National Market application fee.

                                                             TO BE PAID BY   TO BE PAID BY
                                                                  THE         THE SELLING
                                                              REGISTRANT     SHAREHOLDERS     TOTAL
                                                             -------------   -------------   --------
Securities and Exchange Commission registration fee........    $   6,697       $   6,441     $ 13,138
NASD filing fee............................................        2,710           2,126        4,836
Nasdaq National Market application fee.....................       56,867              --       56,867
Accounting fees and expenses...............................      100,000              --      100,000
Legal fees and expenses....................................      210,000          15,000      225,000
Printing and engraving fees and expenses...................      125,000              --      125,000
Transfer agent and registrar fees..........................       15,000              --       15,000
Blue Sky qualification fees and expenses...................        5,000              --        5,000
Directors' and Officers' liability insurance...............       75,000              --       75,000
Miscellaneous expenses.....................................       28,726           1,433       30,159
                                                                --------        --------     --------
          Total............................................    $ 625,000       $  25,000     $650,000
                                                                ========        ========     ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 10 of the Virginia Stock Corporation Act (the "VSCA") allows for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director, officer, employee or agent of such corporation. The Registrant's Articles of Incorporation (Exhibit 3.1) provide for mandatory indemnification of its directors and officers and for discretionary indemnification of any employee or agent to the full extent permitted by the VSCA, including in circumstances in which indemnification is otherwise discretionary under the VSCA. In addition, the Registrant intends to enter into separate indemnification agreements (Exhibit 10.10) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct or knowing violation of the criminal law). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Since December 31, 1993, the Registrant has sold and issued the following securities, as adjusted to give effect to the three-for-one stock split effected in December 1996:

          (i) The Company issued 102,000 shares of its Common Stock in connection with its acquisition of The Allegro Group, Inc., which was consummated on September 15, 1996.

          (ii) The Company has granted options to purchase an aggregate of 834,000 shares of its Common Stock to employees pursuant to its option plans.

          (iii) The Company has issued an aggregate of 133,500 shares of its Common Stock upon exercise of employee stock options.

     (b) There were no underwriters, brokers or finders employed in connection with any of the transactions set forth in Item 15(a).

     (c) The issuance described in Item 15(a)(i) was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as a transaction not involving any public offering. The issuances described in Item 15(a)(ii) and (iii) were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed with this Registration Statement:

    EXHIBIT
    NUMBER                                     EXHIBIT TITLE
    ------    --------------------------------------------------------------------------------
     *1.1     Form of Underwriting Agreement (draft dated December   , 1996).
      3.1     Amended and Restated Articles of Incorporation of the Registrant.
      3.2     Amended and Restated Bylaws of the Registrant.
     *4.1     Specimen Common Stock certificate of the Registrant.
     *5.1     Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional Corporation.
     10.1     1987 Employee Stock Option Plan.
     10.2     Employee Time Accelerated Stock Option Plan.
     10.3     1996 Stock Option Plan.
     10.4     1996 Employee Stock Purchase Plan.
    +10.5     OEM Software License Agreement by and between the Company and Centura Software
              Corporation dated as of March 1, 1993, as amended.
    +10.6     Cognos Desktop OEM Agreement by and between the Company and Cognos Corporation dated as of February 28, 1994, as amended.
    +10.7     Micro Focus OSX Application Vendor License Agreement by and between the Company and Micro Focus Incorporated dated as of June 10, 1993, as amended.
     10.8     Agreement of Lease by and between the Company and Tysons Corner Limited
              Partnership, dated as of November 12, 1991, as amended.
     10.9     Agreement of Lease by and between the Company and Tysons Corner Limited
              Partnership, dated as of November 12, 1992, as amended.
    *10.10    Form of Indemnity Agreement for officers and directors.
    *10.11    Form of Tax Indemnification Agreement.
     11.1     Computation of per share earnings.
     23.1     Consent of Arthur Andersen LLP.
    *23.2     Consent of Gray Cary Ware & Freidenrich, A Professional Corporation. Reference
              is made to Exhibit 5.1.
    *23.3     Consent of Hazel & Thomas, P.C.
     23.4     Consent of Darrell J. Oyer.
     24.1     Power of Attorney. Reference is made to Page II-4.
     27.1     Financial Data Schedule (filed in EDGAR format only).

---------------

*   To be filed by amendment.

+  Confidential treatment has been requested as to a portion of this Exhibit.

     (b) Financial Statement Schedules:

        Report of Independent Public Accountants on Schedules

        Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act") the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, State of Virginia, on the 19th day of December 1996.

                                          DELTEK SYSTEMS, INC.

                                          By: /s/ KENNETH E. DELASKI
                                            ------------------------------------
                                            Kenneth E. deLaski
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth E. deLaski, and Alan R. Stewart, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to section 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                               TITLE                    DATE
-----------------------------------------------  --------------------------  ------------------
           /s/  KENNETH E. DELASKI               President, Chief Executive   December 19, 1996
-----------------------------------------------  Officer and Director
             (Kenneth E. deLaski)                (Principal Executive
                                                 Officer

           /s/  ALAN R. STEWART                  Chief Financial Officer      December 19, 1996
-----------------------------------------------  (Principal Financial and
               (Alan R. Stewart)                 Accounting Officer)


           /s/  DONALD DELASKI                   Chairman of the Board of     December 19, 1996
-----------------------------------------------  Directors
               (Donald deLaski)


          /s/    ROBERT E. GREGG                 Director                     December 19, 1996
-----------------------------------------------
               (Robert E. Gregg)


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Deltek Systems, Inc.:

     We have audited in accordance with generally accepted auditing standards the consolidated financial statements of Deltek Systems, Inc., included in this registration statement and have issued our report thereon dated December 17, 1996. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
December 17, 1996

                                                                     SCHEDULE II

                              DELTEK SYSTEMS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995,
            AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

                                                    BEGINNING       AMOUNTS       CHARGED TO     ENDING
                                                     BALANCE      WRITTEN-OFF      EXPENSE       BALANCE
                                                    ---------     -----------     ----------     -------
DECEMBER 31, 1993:
  Bad-debt reserves.............................      $ 122          $(253)          $264         $ 133
DECEMBER 31, 1994:
  Bad-debt reserves.............................        133           (370)           493           256
DECEMBER 31, 1995:
  Bad-debt reserves.............................        256           (503)           590           343
SEPTEMBER 30, 1996 (UNAUDITED):
  Bad-debt reserves.............................        343           (381)           245           207

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                  EXHIBIT TITLE                                  PAGE
    ------    --------------------------------------------------------------------------   ----
     *1.1     Form of Underwriting Agreement (draft dated December   , 1996). ..........
      3.1     Amended and Restated Articles of Incorporation of the Registrant. ........
      3.2     Amended and Restated Bylaws of the Registrant. ...........................
     *4.1     Specimen Common Stock certificate of the Registrant. .....................
     *5.1     Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional
              Corporation. .............................................................
     10.1     1987 Employee Stock Option Plan. .........................................
     10.2     Employee Time Accelerated Stock Option Plan. .............................
     10.3     1996 Stock Option Plan. ..................................................
     10.4     1996 Employee Stock Purchase Plan. .......................................
    +10.5     OEM Software License Agreement by and between the Company and Centura
              Software Corporation dated as of March 1, 1993, as amended. ..............
    +10.6     Cognos Desktop OEM Agreement by and between the Company and Cognos
              Corporation dated as of February 28, 1994, as amended. ...................
    +10.7     Micro Focus OSX Application Vendor License Agreement by and between the
              Company and Micro Focus Incorporated dated as of June 10, 1993, as amended. .................................................................
     10.8     Agreement of Lease by and between the Company and Tysons Corner Limited
              Partnership, dated as of November 12, 1991, as amended. ..................
     10.9     Agreement of Lease by and between the Company and Tysons Corner Limited
              Partnership, dated as of November 12, 1992, as amended. ..................
    *10.10    Form of Indemnity Agreement for officers and directors.
    *10.11    Form of Tax Indemnification Agreement. ...................................
     11.1     Computation of per share earnings. .......................................
     23.1     Consent of Arthur Andersen LLP. ..........................................
    *23.2     Consent of Gray Cary Ware & Freidenrich, A Professional Corporation.
              Reference is made to Exhibit 5.1. ........................................
    *23.3     Consent of Hazel & Thomas, P.C. ..........................................
     23.4     Consent of Darrell J. Oyer. ..............................................
     24.1     Power of Attorney. Reference is made to Page II-4. .......................
     27.1     Financial Data Schedule (filed in EDGAR format only). ....................

---------------

*   To be filed by amendment.

+  Confidential treatment has been requested as to a portion of this Exhibit.